UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
Amendment #2

(Mark One)

☒ Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

☐ Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934
For the fiscal year ended _______________________

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ___________ to ____________

Commission File Number: 0-51570

SUTCLIFFE RESOURCES LTD.
(Exact name of registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of Incorporation or organization)

625 Howe Street, Suite #420, Vancouver, BC, Canada V6C 2T6
(Address of principal executive officers)

Securities to registered pursuant to Section 12(b) of the Act: None None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report: 22,010,125

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the
Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report), and (2) has been subject to such filing requirements for the past ninety days. Yes ☐ No ☒

Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☒ Item 18 ☐

INTRODUCTION

               Sutcliffe Resources Ltd. (“Sutcliffe” or the “Company”) was incorporated as Latin American Mining Investment Corp. on February 6, 1996 under the Company Act (British Columbia) [now the Business Corporations Act (British Columbia]) and was subsequently continued under the Business Corporations Act (Ontario) effective June 3, 1996. On November 4, 1996, the Company was continued from Ontario to Alberta as Latin American Mining Investment Corp. The Company was extra-provincially registered to carry on business in British Columbia effective February 18, 1997. Through Articles of Amendment dated effective January 5, 1999, the Company effected a consolidation of its issued and outstanding share capital on the basis of one (1) new common share for each ten (10) common shares formerly issued and outstanding and changed its name to "Sutcliffe Resources Ltd.". The Company has no subsidiaries.

               In this Registration Statement, the “Company”, "we", "our", and "Sutcliffe" refer to Sutcliffe Resources Ltd., (unless the context otherwise requires). Summary discussions of documents referred to in this Registration Statement may not be complete, and we refer you to the actual documents for more complete information. The Company’s principal corporate offices are located at 625 Howe Street, Suite #420, Vancouver, British Columbia, Canada V6C 2T6. The Company’s telephone number is 604-608-0223.

BUSINESS OF SUTCLIFFE RESOURCES LTD.

               Sutcliffe Resources Ltd. is principally a mineral company engaged in the acquisition and exploration of mineral properties in Canada. Historically, the Company had sought to develop mineral properties in Brazil, but abandoned such activities in 1998. Currently, the Company is in the process of reactivating its operations and as such has acquired options to acquire interests in the Harrison Lake Nickel Copper Massive Sulfide Project and in the Beale Lake Property in British Columbia and is searching for interests in other exploration properties and projects. The ability to continue such activities depends upon, among other things, the ability of the Company to obtain necessary financing.

               There are no known proven reserves of minerals on the Company’s properties. The Company does not have any commercially producing mines or sites, nor is the Company in the process of developing any commercial mines or sites. At present, The Company is principally involved in the exploration of several mineral properties. The Company has not reported any revenue from operations since incorporation. As such, the Company is defined as an “exploration-stage company”.

FINANCIAL AND OTHER INFORMATION

               In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

               This Registration Statement on Form 20-F contains forward-looking statements principally in Item 4 - Information on the Company and Item 5 - Management’s Discussion and Analysis of Financial Condition and Results of Operations. These statements may be identified by the use of words like “plan,” “expect,” “aim,” “believe,” “project,” “anticipate,” “intend,” “estimate,” “will,” “should,” “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. In particular, these include statements about the Company’s strategy for growth, property exploration, mineral prices, future performance or results of current or anticipated mineral production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings.

               Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties. Actual future results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including, among other things, the factors discussed in this Registration Statement under Item 3 - “Key Information, Risk Factors” and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission. The Company undertakes no obligation to update publicly or revise any forward-looking statements because of new information,

ITEM 1. IDENTITY of DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1      Directors

The following lists as of the date hereof the Directors of the Company

	Directors
Name	Age	Date First Elected or Appointed
Laurence Stephenson 1.	57	March 01, 2001
Glen J. Indra [1]	58	June 04, 1996
Robert Maddigan 1.	42	August 20, 1996

1. Member of the Audit committee

Sutcliffe does not have an Executive Committee
All business addresses of the above are c/o: Sutcliffe Resources Ltd., Suite #420, 625 Howe Street, Vancouver, BC, Canada, V6C 2T6
All Directors are residents of Canada.

1.A.2      Senior Management

The following lists as of the date hereof the Senior Management of the Company. Senior management serves at the discretion of the Board of Directors.

Senior Management

Name	Position	Age	Date of First Appointment
Laurence Stephenson	President and CEO	57	March 1, 2001
Susan Wong	CFO and Secretary	57	December 5, 2004

Laurence Stephenson’s business functions, as President and Chief Executive Officer (CEO) of the Company, include leading the search for businesses opportunities, strategic planning, business development, operations, financial administration, accounting, liaison with auditors-accountants-lawyers-regulatory authorities-financial community/ shareholders; and preparation/payment/organization of the expenses/taxes/ activities of the Company, and reporting to Board of Directors. In his position as President and CEO, he is subject to the authority of the Board, has general supervision of the business of the Company, and has other powers and duties as the Board may specify.

Susan Wong’s functions, as Chief Financial Officer (CFO) of the Company, include financial administration; responsibility for accounting and financial statements; liaison with auditors, accountants, financial community and shareholders; and coordination of the expenses/taxes/activities of the Company. Ms. Wong’s business functions, as

Corporate Secretary, include assisting the President and ensuring the Company’s compliance with all statutory and regulatory requirements; maintenance of corporate records and recording minutes of meetings.

1.B      Advisors

The Company’s principal Legal Counsel is:

Burnet, Duckworth & Palmer LLP
Suite 1400 - 350 7th Avenue S.W.
Calgary, Alberta
Canada T2P 3N9
Telephone: (403) 260-0267

The Company’s principal Bank is:

Bank of Montreal
First Bank Tower
595 Burrard Street
Vancouver, B.C.
Canada V7X 1L7
Telephone: 604-668-1450

1.C      Auditors

The Company’s auditor is:

Gordon K. W. Gee Ltd.
Chartered Accountant
Suite 601 - 325 Howe Street
Vancouver, B.C.
Canada V6C 1Z7
Telephone: (604) 689-8815

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

3.A.1      Selected Financial Data

The selected financial data of the Company for fiscal years 2004/2003/2002 ended December 31st was derived from the audited financial statements of the Company. Gordon K.W. Gee Ltd., independent Chartered Accountant, audited the Company’s financial statements for those three fiscal periods. The selected financial data for the six-month period ended June 30, 2005 was derived from unaudited financial statements prepared by the Company’s management. Financial information for the period prior to fiscal year 2002 is not meaningful as the Company was inactive at that time.

The selected financial data should be read in conjunction with the financial statements and the notes thereto and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 1 below is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS). All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the June 30, 2005 financial statements.

Table No. 1
Selected Financial Data

	Six Months	Fiscal Year	Fiscal Year	Fiscal Year
	Ended 6/30/05	2004	2003	2002
CANADIAN GAAP

Revenue	Nil	Nil	Nil	Nil
Loss for the Period	$223,640	$105,843	$224,806	$125,909
Basic Loss per Share	$0.018	$0.011	$0.093	$0.052
Dividends per Share	Nil	Nil	Nil	Nil
Weighted. Average Shares	12,299,470	9,366,541	2,412,500	2,412,500
Period-end Shares	21,833,900	11,633,900	2,412,500	2,412,500

Working Capital (Deficit)	$1,404,312	($337,252)	($139,519)	($877,429)
Mineral Properties	$473,779	$357,680	$129,585	Nil
Long-Term Debt	Nil	Nil	Nil	Nil
Capital Stock	$7,840,117	$5,753,710	$4,631,400	$4,631,400
Shareholder’s Deficit	$6,079,422	$5,855,782	$5,749,939	$5,508,829
Total Assets	$2,302,417	$472,366	$263,838	$16,285

U.S. GAAP

Net Loss	$339,739	$333,938	$354,391	$125,909
Loss Per Share	$0.028	$0.036	$0.147	$0.052
Weighted Average Shares	12,299,470	9,366,541	2,412,500	2,412,500
Shareholder’s Equity (Deficit)	$1,404,312	($337,252)	($1,109,320)	($877,429)
Total Assets	$1,828,638	$114,686	$134,253	$16,285

3.A.3      Exchange Rates

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 2 below sets forth the rate of exchange for the Canadian Dollar at the end of the three most recent calendar periods ended December 31st, the average rates for the period, and the range of high and low rates for the period. Table No. 2 also sets forth the rate of exchange for the Canadian Dollar at the end of the six most recent months, and for the fourteen most recent quarters and the range of high and low rates for these periods.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian dollars required under that formula to buy one U.S. Dollar. The yearly and quarterly average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 2
Canadian/U.S. Dollar

	Average	High	Low	Close

Year Ended 12/31/04	$1.28	$1.40	$1.19	$1.20
Year Ended 12/31/03	$1.39	$1.58	$1.29	$1.29
Year Ended 12/31/02	$1.57	$1.61	$1.51	$1.52

Three Months Ended 9/30/05	$1.18	$1.24	$1.16	$1.16
Three Months Ended 6/30/05	$1.24	$1.27	$1.21	$1.23
Three Months Ended 3/31/05	$1.23	$1.26	$1.20	$1.21
Three Months Ended 12/31/04	$1.22	$1.24	$1.19	$1.20
Three Months Ended 9/30/04	$1.30	$1.34	$1.26	$1.26
Three Months Ended 6/30/04	$1.36	$1.40	$1.31	$1.34
Three Months Ended 3/31/04	$1.33	$1.35	$1.27	$1.31
Three Months Ended 12/31/03	$1.30	$1.35	$1.29	$1.29
Three Months Ended 9/30/03	$1.38	$1.41	$1.34	$1.35
Three Months Ended 6/30/03	$1.39	$1.48	$1.33	$1.36
Three Months Ended 3/31/03	$1.50	$1.58	$1.47	$1.47
Three Months Ended 12/31/02	$1.57	$1.59	$1.55	$1.58
Three Months Ended 9/30/02	$1.58	$1.60	$1.51	$1.59
Three Months Ended 6/30/02	$1.54	$1.60	$1.51	$1.52

November 2005	$1.18	$1.19	$1.17	$1.17
October 2005	$1.18	$1.19	$1.17	$1.18
September 2005	$1.16	$1.19	$1.16	$1.16
August 2005	$1.20	$1.21	$1.19	$1.19
July 2005	$1.22	$1.24	$1.20	$1.23
June 2005	$1.24	$1.26	$1.23	$1.23

The exchange rate was $1.16 as of December 19, 2005.

3.B      Capitalization and Indebtedness

Table No. 3 below provides a statement of capitalization and indebtedness (distinguishing between guaranteed and unguaranteed, and secured and unsecured, indebtedness) as of October 31, 2005 (a date no earlier than 60 days prior to the date of this 20-F document) showing the Company’s capitalization on an actual basis. As applicable, indebtedness includes indirect and contingent liabilities.

Table No. 3
Capitalization and Indebtedness
As of October 31, 2005

SHAREHOLDERS’ EQUITY
22,010,125 shares issued and outstanding	$ 7,884,174
Contributed Surplus	226,230
Retained Earnings (Deficit)	($6,363,406)
Net Stockholder’s Equity	$ 1,745,998
TOTAL CAPITALIZATION	$ 7,884,174

Obligations Under Capital Leases	None

Stock Options Outstanding	4,350,000
Stock Warrants Outstanding	12,549,175
Guaranteed Debt:	Nil
Secured Debt:	Nil

Leased Premises 1.	Nil
1. The Company leases its premises on a month-to-month basis.

3.C      Reason For The Offer And Use of Proceeds

Not Applicable

3.D      Risk Factors

The Company Has Only a Limited Operating History to Date Which Could Lead to a Lack of Business Growth and Profitability

The Company has a limited operations history. It has never paid dividends nor does the Company have any present expectation to pay dividends in the near future. The Company is in the early stage of its business and therefore will be subject to the risks associated with early stage companies, including uncertainty of revenues, markets and profitability and the need to raise additional funding. For the foreseeable future, the Company expects to commit significant financial resources to exploration of potential mineral properties. The Company's business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stage of mining exploration. Should the Company not be successful in conducting its business in light of these risks and difficulties, it could be forced to cease operations.

Speculative Nature of Mineral Exploration and Development Activities Could Lead to Unsuccessful Exploration Efforts That Could Result in Sutcliffe Ceasing Operations

Mineral exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits, but from finding mineral deposits which, though present, are insufficient in commercial quantity and quality to return a profit from production. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

The properties in which Sutcliffe has an interest in are in the exploratory stage only and are without a proven body of ore. Should the Company’s current and prospective exploration projects not result in the discovery of commercially mineable ore deposits over a extended number of years, this circumstance could ultimately result in Sutcliffe having to cease operations. In this event, shareholders could likely lose all or a material portion of their interest in the Company.

Actual Mining Results May Differ From Estimates and Negatively Impact Sutcliffe’s Profitability

Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short-term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project. These factors could negatively affect the Company’s future revenue potential and/or profitability.

Required Funding May Not Be Available in Quantities or at Times Desired by the Company Which Could Lead to Sutcliffe Ceasing Operations

If the Company is successful in acquiring properties in the exploration stage of its development, the Company, in the short term, will accordingly have no source of operating cash flow from these properties. The Company intends to raise additional funds, principally through the sale of its securities, to complete future projects. There is no assurance that the Company will be able to raise additional funds on terms desirable by management or on a timely basis. The development of any ore deposits, if such are located, depends on the Company's ability to obtain financing through equity financing or other means, such as debt financing or joint ventures. If the Company's exploration programs are successful, additional funds will be required to develop the properties and, if successful, to place them into commercial production. Should the Company not be able to secure required funding, it would adversely impact the Company’s ability to explore, develop and accrue the intended benefits of its mineral properties.

The Company is Dependent on Distributions of its Securities in Order Raise Capital to Sustain Operations Which Could Result in Further Dilution to Sutcliffe Shareholders

None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or positive cash flow from operations. The Company’s cumulative loss, as of June 30, 2005 and fiscal year end 2004, since its inception is, according to U.S. GAAP, $6,553,201 and $6,213,462, respectively. The Company does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the Company has been through the sale of its common shares or debt instruments. Any future additional equity financing would cause dilution to current stockholders.

Environmental and Regulatory Issues May Negatively Affect the Company’s Ability to Conduct Operations as a Consequence of Negative Governmental Enforcement Actions and Increased Expenditures

The current and anticipated future operations of the Company, including further exploration activities require permits from various Federal and Provincial governmental authorities in Canada. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could negatively affect results of operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Significantly large increases in capital expenditures resulting from any of the above factors could force Sutcliffe to cease operations. In this event, shareholders could likely lose all or a material portion of their interest in the Company.

Operating Hazards and Risks Could Negatively Affect Results of Operations Which Could lead to Sutcliffe Ceasing Operations

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The Company's operations will be subject to all the hazards and risks normally incidental to exploration, development and production of metals, such as unusual or unexpected formations, cave-ins, pollution, all of which could result in work stoppages, damage to property, and possible environmental damage. The Company does not have general liability insurance covering its operations and does not presently intend to obtain liability insurance as to such hazards and liabilities. Payment of any liabilities as a result could have a materially adverse effect upon the Company's financial condition and lead to a cessation of operations. In this event, shareholders could likely lose all or a material portion of their interest in the Company.

Sutcliffe Faces Significant Competition For Acquisition of Mineral Properties and it May Not be Able to Successfully Acquire Future Prospective Properties Which Could Restrict Business Growth

The Company’s major competitors will principally be large multinational companies, many of which are substantially larger than Sutcliffe, with significantly greater resources available for acquisition and research and development programs. In certain aspects of its business, Sutcliffe will also compete with a number of other small companies that like Sutcliffe have certain competitive advantages such as low overhead costs and specialized regional strengths.

In addition, significant and increasing competition exists for the limited number of mineral acquisition opportunities available. As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive mineral properties on terms it considers acceptable. Should the Company's proposed exploration and acquisition activities not yield any reserves or result in any commercial mining operation, the Company could cease operations.

Fluctuations in Commodity Prices Could Adversely Affect the Company’s Results of Operations and Cash Flow leading to Fluctuations in its Stock Price.

The profitability, if any, in any mining operation in which the Company may acquire an interest will be significantly affected by changes in the market price of precious metals and base metals which fluctuate on a daily basis and are affected by numerous factors beyond the Company's control including, but not limited to international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, and speculative activities. As a consequence, the economic performance of the Company, once operational, could be materially affected from quarter-to-quarter or year-to-year, which may result in fluctuations in its stock price.

Sutcliffe is Dependent on Key Personnel and the Loss of Such Personnel Could Adversely Affect the Operations of the Company

The ability of the Company to expand its business and achieve ultimate success is dependent upon retaining and acquiring key personnel for Sutcliffe. Loss of the services of such persons or failure to recruit highly competent individuals could have a material adverse effect on the business and operations of the Company. Competition for such personnel is significant and the Company may not be able to attract and retain such personnel. The failure to retain or recruit such key personnel could have an adverse effect on the operations of the Company and cause it to cease operations. The Company does not anticipate having key man insurance in place in respect of any of its senior officers or personnel.

Sutcliffe’s Officers and Directors do Not Devote 100% of Their Professional Time to the Operations of the Company Which Could Have a Negative Impact on the Efficiency of Operations.

At present, Sutcliffe’s officers and directors devote only a certain percentage of their professional time to the operations of the Company. This ranges from approximately 50% for Mr. Stephenson, CEO, to approximately10% for Ms. Wong, CFO. Also, at present, the Company does not have any employees. The Company utilizes professional service providers and consultants to supplement the activities of the officers and directors, as well as fulfilling other typical staff requirements. The percentage of time allocated by Sutcliffe’s officers and directors is deemed sufficient within the present requirements of the Company in its position as an exploration and development entity. The lack of full time devotion to the requirements of the Company by officers and directors could, however, lead to possible inefficiencies in the carrying out of their duties and possible conflicts of interest (see conflicts of interest risk factor below) that could negatively affect the operations of the Company.

The Potential for Conflicts of Interest Exist for Officers and Directors Which Could Have a Negative Impact on Sutcliffe’s Operations

Certain of the directors and officers of the Company are engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies and, as a result of these and other activities, such proposed directors and officers of the Company may become subject to conflicts of interest. The Alberta Business Corporations Act (ABCA) provides that, in the event a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under such. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against the Company or its Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against the Company. The Company is a corporation incorporated in Canada under the Alberta Business Corporations Act. A majority of the Company’s directors and officers are residents of Canada and a substantial portion of the Company’s assets and its subsidiaries are located outside of the United States. Consequently, it may be difficult for U.S. investors to effect service of process in the U.S. upon those directors or officers who are not residents of the U.S., or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the U.S., or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

As a "foreign private company”, Sutcliffe is Exempt from the Section 14 Proxy Rules and Section 16 of the 1934 Securities Act Which may result in Shareholders Having Less Complete and Timely Data

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

Risks Associated with Penny Stock Classification Could Create a Limited Public Market For the Company’s Common Stock

The Company’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The Company’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States. Accordingly, there can be no assurance that an active trading market in the Company’s shares will be sustained and shareholders may find it more difficult to sell their shares.

Dilution Through Employee/Director/Consultant/Investment Stock Options, Warrants and Escrowed Shares Could Adversely Affect and Depress Sutcliffe’s Stock Price

Because the success of the Company is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, directors and consultants options to purchase common shares as non-cash incentives. The Company has also issued common shares to various officers and directors for nominal value, a portion of which is currently held in escrow (see Escrowed Securities page 37). In addition, the Company has granted warrants to certain shareholders pursuant to private placements and public offerings in connection with the distribution of equity to obtain working capital. To the extent that significant numbers of such options and warrants may be exercised, the interests of the other shareholders of the Company may be diluted causing a potential depression in the market price of the stock and possible loss of investment value. Refer to Table no. 8 and Table no. 10 for details on outstanding options and warrants, respectively.

Going Concern Assumption Used by Management Highlights Doubts on Sutcliffe’s Ability to Successfully Continue as a Going Concern

The Company’s financial statements include an auditor’s statement that the financial statements of the Company have been prepared on the basis of an assumed going concern, that the Company has only limited operations and has not yet commenced planned principal mining operations. This raises substantial doubt about its ability to continue as a going concern without the Company receiving future continued support of its shareholders, obtaining additional financing and generating revenues to cover its operating costs. The going concern assumption is only appropriate provided that additional financing and support continues to become available. Should Sutcliffe not be able to obtain such financing and support as required, it could lead to the Company ceasing operations.

ITEM 4. INFORMATION ON THE COMPANY

4.A      History and Development of the Company

Introduction

The Company’s executive office is located at:

Suite #420, 625 Howe Street
Vancouver, British Colombia, Canada V6C 2T6
Telephone: (604) 608-0223; Facsimile: (604) 608-0344

Presently, the Company is in the exploration stage and none of its properties contain a known commercially viable mineable deposit as of this date.

The principal contact person for the Company is Laurence Stephenson, President and CEO.

The Company’s fiscal year ends December 31st.

The Company’s common shares trade on the Canadian TSX Venture Exchange under the symbol “SR.”

The authorized share capital of Sutcliffe consists of an unlimited number of Common Shares without nominal or par value. As of October 31, 2005 and at December 31, 2004, there were 22,010,125 and 11,633,900 common shares issued and outstanding, respectively. Sutcliffe has not paid any dividends on its common shares and does not expect to pay dividends on the common shares in the foreseeable future. The future payment of dividends will be dependent upon the requirements of Sutcliffe to fund future growth, the financial condition of the Company and other factors the Board of Directors of Sutcliffe may consider appropriate in the circumstances.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes

               Sutcliffe Resources Ltd. (“Sutcliffe” or the “Company”) was incorporated as Latin American Mining Investment Corp. on February 6, 1996 under the Company Act (British Columbia) (now the Business Corporations Act (British Columbia)) and was subsequently continued under the Business Corporations Act (Ontario) effective June 3, 1996. On November 4, 1996, the Company was continued from Ontario to Alberta as Latin American Mining Investment Corp. The Company was extra-provincially registered to carry on business in British Columbia effective February 18, 1997. Through Articles of Amendment dated effective January 5, 1999, the Company effected a consolidation of its issued and outstanding share capital on the basis of one (1) new common share for each ten (10) common shares formerly issued and outstanding and changed its name to "Sutcliffe Resources Ltd.".

Financings

The Company has financed and expects to finance its future operations through funds raised by loans, public offerings, private placements, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants. Table No. 4 below lists the Company’s financings in exchange for common stock over the periods specified.

Table No. 4
Financings

	Nature of	Number	Gross
Fiscal Year	Share Issuance	of Shares	Dollar Amount
2001	N/A	N/A	N/A

2002	N/A	N/A	N/A
2003	N/A	N/A	N/A
2004	Issued for cash,
	Escrowed shares 1.	2,100,000	$21,000
	Private Placement 2.	6,771,400	$1,015,710
	Issued for Debt 3.	1,200,000	$180,000
Thru October 31, 2005	Public Offering 4.	9,200,000	$2,300,000
	Exercise of Options 5.	50,000	$12,500
	Exercise of Warrants 5.	176,225	$44,056

1. A total of 2,100,000 new escrow shares have been subscribed for and issued to existing directors at a nominal price of $0.01 per share and are subject to escrow agreements and may not be transferred, assigned or otherwise dealt with without the consent of the regulatory body having jurisdiction thereon. The terms of release from escrow are as follows: 10% on the date (June 27, 2005) on which the Company’s shares are listed for trading (the “Listing Date”) and 15% every six months after the initial release so that all escrowed shares will have been released in 36 months from the Listing Date.

2. Pursuant to a non-brokered private placement in fiscal year 2004, the Company sold 6,771,400 common shares at a per share price of $0.15. Each share sold carried an attached warrant allowing the holder to purchase one common share at an exercise price of $0.25 for a two-year period. The Company realized $921,310 in net proceeds from the sale of its common shares under the private placement.

3. Common shares issued at a deemed price of $0.15 per common shares in settlement of outstanding debt.

4. Pursuant to a brokered public offering closed on June 21, 2005, the Company sold 9,200,000 common share Units at a price of $0.25 per Unit. Each Unit is comprised of one (1) common share and one-half (1/2) of one common share purchase warrant. Each whole common share purchase warrant entitles the holder thereof to acquire a common share at a price of $0.35 per share for a period of two years from the date of issuance. The Company realized $2,300,000 in gross proceeds from the sale of its securities under the public offering. The Company paid 500,000 common shares and issued 250,000 whole warrants to purchase common shares at an exercise price of $0.35 per share to agents underwriting the public offering. In addition, the Company granted 1,104,000 warrants to the agents allowing the holder to purchase one common share at an exercise price of $0.25 until June 21, 2007.

5. Exercise of previously granted options or warrants at a per share price of $0.25.

Capital Expenditures

The Company’s capital expenditures for fiscal years ended 2004, 2003 and 2002 were $228,095, $129,585 and $0, respectively. The Company’s budgeted capital expenditure figure for the next twelve months is approximately $750,000. Capital expenditures primarily relate to capitalized exploration and development costs for the Beale Lake and Harrison Lake properties.

4.B      Business Overview

General

The Company is presently engaged in the business of pursuing the acquisition of and participation in mining properties and mineral exploration projects in Canada. Historically, the Company had sought to develop mineral properties in Brazil, but abandoned such activities in 1998. Currently, the Company has been in the process of reactivating its operations and as such has acquired options to acquire interests in the Harrison Lake Nickel Copper Massive Sulphide Project and in the Beale Lake Property in British Columbia, Canada and is searching for interests in other exploration properties and projects. The ability to continue such activities depends upon, among other things, the ability of the Company to obtain necessary financing.

Corporate History

The Company commenced operations on February 6, 1996 and principally focused on fundraising efforts in order to satisfy its work commitments on the mining operations, which it had previously pursued. On March 2, 1996, the Company entered into an agreement with Bolivar Mineral Fund Ltd. ("Bolivar"), as amended by agreements dated December 9, 1996, February 24, 1997, September 12, 1997, and May 6, 1998, whereby the Company acquired the option to an undivided 100% interest in the "Serrita Gold Project" in Brazil. On December 4, 1996, the Company completed a private placement of 10,408,000 pre-Consolidation units, each unit consisting of one pre-Consolidation common share and one share purchase warrant at a price of $0.25 per unit. Each two warrants entitled the holder thereof to acquire an additional pre-Consolidation common share at an exercise price of $0.50 at any time on or before the date that was 21 months from the issuance of the receipt for a final prospectus qualifying the distribution of such securities. These warrants have all expired. The funds raised pursuant to this offering were utilized for option payments and exploration expenses on the now abandoned Serrita Gold Project.

During 1997, the Company issued 3,017,000 pre-Consolidation units at a price of $0.25 per unit, thereby raising proceeds of $754,250.

In 1997, the Company issued 320,000 special warrant units (the "Special Units") at a price of $0.50, thereby raising cash proceeds of $160,000. Each Special Unit was convertible, for no additional consideration, into one pre-Consolidation common share and one-half of one warrant, each whole warrant entitling the holder to purchase one pre-Consolidation common share at $0.75 at any time before June 1, 1999.

In 1998, due to the poor state of the mining markets and the Company's inability to raise any additional capital, the Company abandoned all mining activities and up to fiscal year 2003 had not conducted any active operations.

Effective January 5, 1999, the Company effected a consolidation of its issued and outstanding share capital, on the basis of one (1) new common share for each ten (10) common shares formerly issued and outstanding. At the same time, the Company changed its name to "Sutcliffe Resources Ltd.".

On February 4, 2000 and February 23, 2000, the Alberta Securities Commission (ASC) and the British Columbia Securities Commission (BCSC), respectively, each issued cease trade orders against the Company, and the Company existed as a "dormant issuer" under both the Alberta Act and the British Columbia Act until December, 2003. On December 12, 2003 and December 11, 2003, the ASC and the BCSC, respectively, approved the revocation of the Cease Trade Orders imposed on the Company's securities by the Commissions.

On March 1, 2001, Mr. Laurence Stephenson was appointed the President, CEO and a director of the Company. The Company has proceeded to update and file all of its outstanding financial statements and has been successful in having the Cease Trade Orders issued against it revoked. In 2003, the Company acquired options to acquire interests in the Harrison Lake Nickel Copper Massive Sulphide Project and the Beale Lake Property in British Columbia, Canada. Disclosure relating to the mineral properties can be found in Item 4.D - Property, Plant and Equipment.

On March 31, 2004, the Company closed a non-brokered private placement of 6,771,400 units in the capital of the Company [each unit being comprised of (1) one common share and (1) one common share purchase warrant of the Company, which is exercisable to purchase one common share at a price of $0.25 for a period of two years from the date of issuance] at the price of $0.15 per unit for net proceeds to the Company of $921,310. The proceeds of the private placement were used to fund general working capital and for extinguishing the debt owed to certain debt holders.

On June 21, 2005, the Company closed a brokered public offering of units, priced at $0.25 per unit, in the capital of the Company, each unit being comprised of (1) one common share and one-half (1/2) of one common share purchase warrant of the Company. Each whole common share purchase warrant [1/2 + 1/2] is exercisable to purchase one common share at a price of $0.35 for a period of two years from the date of issuance. Gross proceeds to the Company were $2,300,000. The proceeds of the public offering are being used primarily for general working capital and to fund various resource exploration activities in the aforementioned properties.

Sutcliffe is an exploration stage company and as such, there is no assurance that a commercially viable mineral deposit exists on any of its properties. Further evaluation will be required on each property before a final evaluation as to the economics and legal feasibility of the property is determined.

Plan of Operations

The Company’s working capital needs over the last five years has been satisfied primarily through the sale of its common stock, either through a private placement or a public offering. The Company reasonably expects to continue to do so in the future, but cannot guarantee that such financing will be available on terms acceptable to the Company or in a timely manner. As of June 30, 2005, the Company had a working capital balance of $1,404,312 and a working capital deficit of $337,252 at December 31, 2004.

Material expenditures over the next twelve months are expected to include, but are not limited to expenses related to the exploration and development of its mineral bearing properties ($750,000), general and administrative expense ($500,000), outside services and professional fees ($150,000), retirement of debt and interest expense ($150,000) and legal fees ($100,000).

At present, the Company has no employees and uses approximately ten independent consultants and contractors to provide needed services. Management expects to continue to operate at this level for the foreseeable future. Mr. Stephenson, President and CEO, was paid a management fee of $2,500 per month for 2004 and 2005 (increasing to $6,500 per month starting July 1, 2005) through his consulting company for services provided to the Company.

The Company’s principal activities over the next twelve months will be to continue the exploration and development of the mineral potential of designated projects at both the Beale Lake and Harrison Lake properties. Present activities include, but are not limited to field crews preparing grids on the Harrison Lakes property for detailed ground geophysical surveying to assist in selecting drill hole locations, as well as field crews preparing the Beale Lake project for an induced polarization survey, which is designed to follow up prior precious metal sampling on the property. The Company also expects to continue the investigation into other potential mineral properties that will be suitable for acquisition and development by the Company. Management can provide no assurance that such efforts will result in the acquisition of further prospective mineral bearing properties.

At present, the Company is not reliant on any patents, licenses, unique processes or availability of raw materials in order to conduct its business activities. Other than weather conditions that may hinder exploration activities from time to time, seasonality is not a factor in the Company’s business. The Company is a party to certain agreements related to the acquisition of its mineral properties that have a material bearing on its operations (see Item 4 - Property, Plant and Equipment).

The Company has not generated revenues from operations since its incorporation. As of the date hereof and at December 31, 2004, all of the Company’s assets were located in Canada.

Material Effects of Government Regulations

The current and anticipated future operations of the Company, including further exploration activities, require permits from various Canadian Federal and Provincial governmental agencies. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company. The Company has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs over the next twelve months.

4.C      Organization Structure

The Company was incorporated as Latin American Mining Investment Corp. on February 6, 1996 under the Company Act (British Columbia) (now the Business Corporations Act (British Columbia)) and was subsequently continued under the Business Corporations Act (Ontario) effective June 3, 1996. On November 4, 1996, the Company was continued from Ontario to Alberta as Latin American Mining Investment Corp. The Company was extra-provincially registered to carry on business in British Columbia effective February 18, 1997. Through Articles of Amendment dated effective January 5, 1999, the Company effected a consolidation of its issued and outstanding share capital on the basis of one (1) new common share for each ten (10) common shares formerly issued and outstanding and changed its name to "Sutcliffe Resources Ltd.". The Company has no subsidiaries.

4.D      Property, Plant, and Equipment

The Company occupies shared office facilities for its principal corporate offices located at 625 Howe street, Suite #420, Vancouver, BC, Canada V6C 2T6 and pays a nominal portion of incurred expenses. The Company believes that its existing facilities will be sufficient to meet the Company’s needs for the foreseeable future. Should the Company need additional space to accommodate increased activities, management believes that it can secure additional space on reasonable terms.

The Company has entered into a Sale, Purchase and Assignment Agreement and Letter of Intent through which it may acquire interests in certain Harrison Lake mineral claims (see below) and Beale Lake mineral claims (see below) located in British Columbia, Canada. Other than options to acquire interests in the Harrison Lake Nickel Copper Massive Sulphide Project and the Beale Lake Property, the Company currently does not own any mining properties and does not have other material assets, with the exception of cash (and cash equivalents) and mineral interests.

               Applicable business definitions

606896 means 606896 B.C. Ltd., a B.C. incorporated mineral property procurement company.

IMM means International Millennium Mining Corporation;

Gross Rock Revenue means, for any period the difference between:

(a)	The sum of:

•

the gross proceeds received by the Company and IMM in that period from the sale of sand, rock or gravel (collectively the "Rock") produced from the Harrison Lake Mineral Claims, excepting those mineral claims subject to the Leader Option, to a party that is an arm's length to the Company and IMM, or that would have been received by the Company and IMM if the purchaser of Rock were at arm's length to the Company and IMM; And

(b)	the sum of:

	•	the sum of any Advance Royalties paid and not subtracted from the Net Smelter Return gross proceeds;
	•	any insurance costs in connection with shipping such Rock;
	•	any costs of transport;
	•	all costs of the Corporation and IMM associated with such sales involving handling, weighing, sampling, determination of water content, insuring and packaging;

•	the costs of marketing, adjusted for rebates or allowance made or given;
•	any sales, severance, gross production, privilege or similar taxes (other than income taxes or mining taxes based on income) assessed on or in connection with the Rock or the value thereof; and
•	any treatment, beneficiation or other charges or penalties deducted by any purchaser to whom such Rock is shipped that have not been previously deducted in the computation of gross proceeds;

Rock Royalty means the amount in dollars calculated by multiplying the 7.5% royalty reserved for 606896 times the Gross Rock Revenue

Technical Glossary of Terms

Argillaceous - looking like an argillite--a rock derived either from siltstone, claystone or shale.

Alteration - chemical and mineralogical changes in a rock mass resulting from the passage of fluids or increases in pressure and temperature that is related to emplacement of economic mineralization

Breccia - a rock type with angular fragments of one composition surrounded by rock of another composition or texture.

Felsic – a rock type consisting of predominantly quartz or feldspar silicate minerals with little iron and magnesium minerals.

Induced Polarization - the process of creating a chargeability measure of electrical capacitance of a rock that may indicate the presence of disseminated sulfide minerals.

Mafic - a rock type consisting of predominantly iron and magnesium silicate minerals with little to no quartz or feldspar minerals. Complement of felsic.

Metasedimentary rocks - rocks that have been subjected to heat and/or pressure resulting in some metamorphism.

Metavolcanic - volcanic related rocks that have been subjected to heat and/or pressure resulting in some metamorphism such as volcanoes erupting.

Micaceous - containing lots of mica - a hydrous silicate

Outcrop - any place where an exposure of rock is visible on the surface of the Earth.

Sedimentary - rocks that are deposited on the Earth’s surface by action related to the weathering of previous emplaced rocks.

Siliceous - result of complete or partial replacement of a rock by quartz, often during hydrothermal alteration.

Sulfides – a group of minerals consisting of metals combined with sulfur; common metallic ores.

Vein/Veinlet - a tabular mineral deposit formed within or adjacent to faults or fractures by the (small) deposition of minerals from hydrothermal fluids (for example quartz, quartz carbonate, pegmatite).

Sutcliffe is an “exploration stage company”, as the Company’s properties are currently in the exploratory stage and there is no assurance that a commercially viable mineral deposit exists on any of its mineral properties. All of the properties in which the Company currently holds interests are without a known body of commercial ore. Further exploration is required before a final evaluation as to the economic and legal feasibility can be determined.

Harrison Lake Property – New Westminster Mining District - BC

Location, Access and Climate

The Harrison Lake Property is located east of Harrison Lake in southwestern British Columbia (UTM Zone 10, Map sheets M092HO 52, 53, 61, 62, 63, 71, 72). The Harrison Lake property extends from the site of the former Pacific Nickel Mine, 7 kilometers north of Hope British Columbia, over 60 kilometers along the east side of Harrison Lake.

Access throughout the Harrison Lake Property is by well maintained logging roads, which lead from the town of Harrison Hot Springs at the south end of Harrison Lake, British Columbia. Harrison Hot Springs is about 100 miles east of Vancouver in the Fraser Valley. The area has been permitted for mining in the past and a major hydroelectric line runs just south of the claim area. Not all logging roads on the Harrison Lake Property are currently accessible because they have been overgrown, locally washed-out, or reclaimed. No great difficulties were experienced, however, in accessing the optioned claim blocks throughout the Harrison Lake Property using 4-wheel drive trucks or all-terrain vehicles.

Topography in the Harrison Lake area is rugged rising from Harrison Lake at under 200 meters to the top of Settler Peak at over 1800 meters. The valleys are steep sided coastal mountain type with typical rain forest vegetation of the coastal ranges of British Columbia. There is a mix of cedar, hemlock, spruce trees with alder, willow and cottonwood on old roads and poorly drained areas. Undergrowth brush is typical with salal, devil’s club and assorted berry bushes.

Climate is also typical of the Lower British Columbia Mainland area and is such that the lower and middle elevations will be workable year round with little difficulty. Climate varies from the mid to high 70° - 80° F range during the summer to the 10° - 15° F range during the winter. Snowfall of up to 30 to over 100 inches can accumulate during the winter months in the higher areas starting in late November and continuing through to early March. Most of the lower areas of the property can be worked on throughout the year. Higher ground may require snow machines or similar track mounted vehicles. The most snow observed on roads during the work periods was three meters in late January 2002 at the back end of Charles Creek and the top of Settler Creek. Small avalanches have been observed to only occur in defined stream drainages on an erratic basis and never of any magnitude.

A map of the Harrison Lake Property is provided below:

Mineral Claims and Title

The Harrison Lake Project was initiated by Mr. David Deering (Professional Engineer) in March of 2000. In July 2000, Mr. Deering and other private parties staked 1,654 units, representing approximately 41,850 hectares covering most of the East Harrison Lake ultramafic belt, on behalf of 606896. Pursuant to an option agreement with 606896, dated July 30, 2001, amended by an amending agreement dated September 26, 2001 (collectively, the "Option Agreement"), IMM acquired a 100% interest in the north portion of the 606896 ground covering approximately 60% of the claims - 976 units; representing 91 claims, approximately 24,400 hectares ("Harrison Lake Property").

Effective March 7, 2003, 606896 and IMM agreed to terminate the Option Agreement and replace it with the sale and purchase agreement between 606896 and IMM, whereby IMM acquired a direct fifty percent (50%) interest in the 81 mineral claims (834 units) for cash, shares and net smelter royalty, and with Sale, Purchase and Assignment Agreement the Corporation acquired a direct fifty percent (50%) interest in the same claims for cash, shares and a net smelter royalty. The original option blocks held by IMM pursuant to the Option Agreement comprising 91 claims was reduced to 81 claims (834 units) when it was determined through prospecting that one block (Fagervik) did not yield sufficient potential to justify further expenditures. Subsequently, an additional 11 claims comprising 72 units were added for an aggregate total of 92 claims comprised of 906 units.

Concurrently, on March 7, 2003, the Company, 606896 and IMM, a development stage company engaged in the acquisition and exploration of mineral properties in Canada and internationally, entered into a Sale, Purchase and Assignment Agreement, as amended, with respect to the purchase of the aforementioned mineral claims. Pursuant to the Sale, Purchase and Assignment Agreement, the Company was granted an option from 606896 to acquire a 50% undivided right, title and interest in 92 contiguous mineral claims (the "Harrison Lake Mineral Claims"), consisting of 906 claim units in this area. At the present time, 70 of the 92 claims presently carry an expiry date of December 15, 2005, which may be extended by filing assessment work that has been completed to date. The other 22 claims carry an expiry date of December 15, 2006.

The Sale, Purchase and Assignment Agreement is subject to a pro-rated 50% obligation with respect to an advance royalty, a production royalty equal to 50% of 2% net smelter returns on production from the Harrison Lake Mineral Claims and a “rock royalty” equal to 50% of 7.5% of “gross rock revenues” reserved for 606896. The advance royalty stipulates that in the event commercial production has not commenced on the Harrison Lake Mineral Claims, with the exception of the mineral claims subject to the Leader option, on or before July 31, 2008, and if IMM and the Company continue to hold an interest in the Harrison Lake Mineral Claims, IMM and the Company are obligated to pay a royalty of $18,000 on July 31 each year thereafter until commercial production has commenced on the Harrison Lake Mineral Claims, as long as IMM and the Company hold an interest in the Harrison Lake Mineral Claims.

The acquisition of the Harrison Lake Mineral Claims is conditional upon the following: (i) the payment to 606896 of $5,000 to be payable on or before September 5, 2003 (which payment has been made); (ii) the payment to 606896 of $20,000 to be payable on or before November 30, 2004 (which payment has been made) and, (iii) for the Corporation incurring not less than $300,000 of exploration and property maintenance expenditures upon or in relation to the Harrison Lake Mineral Claims on or before December 31, 2005 (which has been achieved). It is also a condition of the Sale, Purchase and Assignment Agreement that the Company, upon the commencement of commercial production upon the Harrison Lake Mineral Claims, issue to 606896 a pro-rata portion of 1,000,000 common shares equal in number to the percentage interest the Company holds in the Harrison Lake Mineral Claims times 1,000,000. Commercial production shall be deemed to have commenced on the first day following 30 days of continuous production of a commercially saleable mineral product from the Harrison Lake Mineral Claims.

On August 27, 2003, IMM, and the Company entered into a Joint Venture Agreement, as amended, governing the conduct of operations of the Harrison Lake Mineral Claims. Pursuant to the agreement, the Corporation and IMM contribute their interests in the Harrison Lake Mineral Claims. The initial contribution of the Corporation and IMM pursuant to the Joint Venture Agreement is their respective interests in the Harrison Lake Mineral Claims, each having a deemed value of $685,000.

On September 16, 2005, the Company announced that it had negotiated with 606896 BC Ltd. to acquire a 100% interest in approximately 1000 additional hectares (Bloom 1-10 mineral claims) located west of and adjoining the Harrison Lake claim boundary. The purchase is $40,000 in cash, the issuance of 500,000 common shares, and a 2% Net Smelter Return (of which 1% may be repurchased at any time for $500,000). The TSX Venture Exchange has accepted for filing documentation pursuant to this agreement. No funds have been paid or shares issued to date under the agreement.

The aforementioned Sale, Purchase and Assignment Agreement, as amended, as well as the Joint Venture Agreement, as amended, are provided as exhibits to this Registration Statement.

Regional and Property Geology

The East Harrison Lake Belt, a northwest trending belt of metasedimentary, metavolcanic and subordinate mafic to ultramafic rocks, is the focus for the proposed exploration program. The East Harrison Lake Belt is part of a complex structural and metamorphic zone known as the North Cascades-Southern Coast Belt.

The belt is roughly 10 kilometers wide and at least 60 kilometers long, and consists of metasedimentary, metavolcanic and subordinate metamorphosed mafic to ultramafic rocks that are disrupted by common Middle and Late Cretaceous syn-tectonic to post-tectonic intrusions.

The mafic-ultramafic rocks in the belt are in most cases hosted by metasedimentary rocks known as the Settler and Sollicum schists, which are commonly sulfide-rich, and by mafic metavolcanic rocks of the Cogburn Creek Group. Geological mapping indicates that they were intrusive into their hosts, which is similar to the Pacific Nickel Mine, where the mafic-ultramafic rocks contain metasedimentary inclusions.

Locally the sulfides are semi-massive (roughly 30% sulfide), with mesh or net textures that appear to be of magmatic origin (sulfides enclose olivine and pyroxene), and which are virtually indistinguishable from rocks at the mine. These locally contain mesh- or net-textured sulfides, and commonly contain disseminated sulfides.

Previous Area Operations

The first indications of a significant ore deposit in the Harrison Lake region were discovered in 1923 along the Stulkawhits Creek and by 1926 the BC Nickel Corporation had been formed to develop the prospect. Subsequent exploration through the 1920’s and 1930’s led to initial mine development and bulk testing. By 1936 sample testing indicated the presence of gold, platinum and palladium. The Second World War curtailed further work and it was not until the 1950’s that additional exploration and development work was completed. Pacific Nickel Mines Ltd achieved full-scale production in 1958-59.

Pacific Nickel Mines Ltd achieved full-scale production in 1958-59. From 1959 to the curtailment of operations in 1974 a total of 4.2 million tons (of 4.7 million tones from the government records suggesting a 0.5 million tons left in the mine) of ore was mined and milled at the Pacific Nickel Mine with a mill grade of 0.77 % nickel and 0.34% copper per ton with "reported grades" of platinum and palladium in the 0.6 grams per ton range. The average grades for the ore pods listed in government records were 1.19% nickel and 0.46% copper per ton. Only minor values of the platinum group minerals were "reported" from the smelter.

Mining continued until 1974 when a variety of factors interceded to curtail operations – the mill burned down, a mine accident caused loss of life and most significantly the Japanese smelters that were processing the nickel-copper ore in "brist" form, curtailed their nickel smelting operations. Alternative smelting facilities were not economically available and the mining operations ceased.

In 1974-75 Giant Mascot Inc., the successor company to Pacific Nickel Mines Ltd., embarked on a limited exploration program of the ultramafic belt to the north and west of the mine area and of the intrusive Spuzzum Diorite. A regional contour soil, stream sediment survey was completed. Access was limited at that time and Giant

Mascot Mine concentrated on the stream sediment anomaly to the west of the mine area defining a certain resource of nickel and copper. Leader Mining currently holds the property that encompasses this resource.

Another zone was also located to the north along Settler Creek by Giant Mascot in the mid 1970’s. This is covered by the Harrison Lake Property. This zone was reported in Minfile 092HNW045 to be in a "similar setting as the Pacific Nickel Mine in ultramafic rocks intruding the "Cretaceous Settler schist". Magnetite and pyrrhotite were reported (3% and 4% respectively) with minor chalcopyrite. Samples indicated the presence of nickel and copper. Since that time, little to no recorded exploration was carried out on the East Harrison Lake ultramafic belt prior to 2001.

The area has been surveyed by a Geological Survey of Canada airborne magnetic survey (1972), which highlights the mine area as a distinct magnetic anomaly. Various magnetic high anomalies were not investigated at that time and most have been covered by the current staking. No regional government geological mapping took place in the area prior to 2001. During 2001, the B.C. Geological Survey Branch of Ministry of Energy and Mines undertook the first comprehensive detailed mapping of a portion of the belt; however, this was discontinued due to budget cuts prior to publication of final results. A government regional geochemistry survey has been completed and the data corresponds favourably to the IMM/Sutcliffe geological data and the mine site. More specifically, the drainages covered by the Harrison Lake Property all report indicator minerals (copper, nickel, cobalt, chromium) in the 90-95 percentile. This is similar to the mine site drainage.

Current Infrastructure and Local Resources

At present there are no material facilities or drilling equipment located at the Harrison Lake property site

Local water sources, provided by flowing streams and seeps throughout the area of the proposed drilling sites, are available and Harrison Lake has substantial water resources. The area has been permitted for mining in the past and a major hydroelectric line runs just south of the claim area. Generators for the most part will initially supply the required source of electricity at the site.

Current State of Exploration and Project Status

In 2004 Sutcliffe’s conducted an airborne geophysical survey of the property utilizing state of the art equipment. The airborne survey identified 15 sulfide related high priority electromagnetic targets and in 2005 follow up work was conducted to ground proof these anomalies. Subsequently, drilling permits for 12 sites have been applied for and drilling is planned to commence in fiscal year 2006.

The property is at a drill ready state of exploration. The total cost of exploration to date by the Company is in excess of $400,000. Drilling and other development expenditures are anticipated to be in the range of $500,000 for fiscal year 2006.

Beale Lake Property

Location, Access and Climate

The property is roughly 120 kilometers south of the Yukon-British Columbia border. More precisely, the claims are situated immediately north of Beale Lake and centered at 58 ° 54’ north latitude and 129 ° 06’ west longitude on NTS map sheet 104I/14E.

The claims straddle an east-west trending ridge within the Cassiar mountain ranges. Elevations range from 1213 meters at Beale Lake to a peak 1860 meters along the ridge crest. The central property area is within gentle to moderate alpine with some steeper talus covered slopes. Steep, south-facing slopes immediately north of Beale Lake are moderately vegetated with alpine fir and spruce. The lake is 3.7 kilometers long within a broad, u-shaped glacial valley.

Access to Beale Lake is by helicopter or float plane from a year-round base at Dease Lake.

Climate varies from the mid to high 70° - 80° F range during the summer to the 20° to 30° range during the winter. Snowfall of up to 30 - 60 inches can accumulate during the winter months starting in late October - November and continuing through to early April. Depending on the type of exploration, the property can be worked on throughout most of the year.

A Map of the Beale Lake property is provided below:

Mineral Claims and Title

On February 5, 2003, Mr. David Fleming, an unrelated party as of that date, and the Company entered into a Letter of Intent with respect to the purchase of certain mineral claims in the Liard Mining Division of British Columbia, near Beale Lake. Pursuant to the Letter of Intent, the Company was granted an option from David Fleming to acquire a 100% interest in two (2) mineral claims (the "Beale Lake Mineral Claims"), consisting of 18 units (as described below) in this area. The Beale Lake Mineral Claims are subject to 2.5% net smelter royalty reserved for David Fleming with a buyout of 1% of 2.5% of the royalty (or 40% of the total net smelter royalty) for $1 million.

The acquisition of the Beale Lake Mineral Claims is conditional upon the payment to David Fleming of $120,000 (of which $70,000 has been paid by the Company), the issuance of 350,000 common shares of the Company to David Fleming (of which 250,000 shares have been issued) and expending an aggregate of $1,550,000 on a work program, which commenced June 15, 2003 and must be completed on or before October 31, 2008. To date, the Company has expended $229,553 on the work program. In addition, should a positive feasibility study be completed and/or any commercial production from the Beale Lake Mineral Claims be attained, a bonus of 650,000 common shares will be payable to David Fleming (none of which have been issued to date). A finder’s fee is payable to a third party for the acquisition by the Company of the Beale Lake Mineral Claims.

The Beale Lake Mineral Claims, which are presently registered in the name of David Fleming, are set forth below:

Claim Name	Number	NTS Map Sheet	Units	Expiry Date
BLT 1	374633	104I/14E	18	July 21, 2006
BLT 2	374634	104I/14E	18	July 21, 2006

The Company has recently signed a letter agreement with the Beale Lake Syndicate pursuant to which the Company will acquire a 100% interest in 53 mining claims representing approximately 22,800 hectares surrounding its Beale Lake property. The agreement calls for a cash payment of $200,000, the issuance of 2,500,000 shares, and is subject to a 2% net smelter royalty. A finders fee of 300,000 shares is payable to Yorkville capital. The anticipated 2006 exploration program on the new claims will commence with the flying of a helicopter airborne magnetic, electromagnetic and radiometric geophysical survey to define potential target areas and to establish signature patterns for follow up.

Regional and Property Geology

The project area is underlain by presumed Devonian-Mississippian siliceous, micaceous and argillaceous metasedimentary rocks that are interbedded, at the property scale, with mafic metavolcanics and probable felsic metavolcanic rocks. Two compositionally distinct styles of gold mineralization are recognized at Beale Lake.

In the western Beale Lake property area, sheeted to stockwork [fluids coming of a hot intrusive body of molten rocks and solidifying in veinlets that cross each other in ladder like forms] quartz-sulfide-scheelite veins and siliceous replacement mineralization has been located over 250 meters of outcrop and float at the headwaters of Hook Creek. Immediately east of Hook Creek, quartz-base metal sulfide veins, disseminations and breccia occur over an 800 by 1200-meter area in outcrop and float.

The association of gold with arsenic, tungsten and bismuth at Beale Lake suggests that mineralization belongs to a class of intrusion-related gold deposits recently recognized worldwide (McCoy, D. et al, 1999; ref. Thompson, J.F.H. et al). The economic significance of this class is highlighted by several deposits that contain significant amounts of gold within metallogenic belts traditionally explored for tungsten and tin. Mineral exploration within the Alaska-Yukon “Tintina Gold Belt” [central part of the territory of Yukon and the State of Alaska] over the past 12 years has resulted in the discovery of the Fort Knox and Pogo deposits with resources that reportedly exceed 7 million and 5 million ounces of gold respectively. There can be no assumption of any correlation to the amounts of any mineral deposits that may be found on the Company’s properties.

Previous Operations

Gold and silver bearing quartz – sulfide veins were first discovered on the Beale Lake property in a 1982 reconnaissance program conducted by the Cassiar Joint Venture. Grid soil sampling and limited prospecting confirmed initial discoveries and expanded northwest striking quartz-pyrite-arsenopyrite-galenasphalerite mineralization. No further work was conducted. The source of a broad Au-As-W (gold-arsenic-tungsten) soil geochemical anomaly west of outcropping mineralization was undetermined.

A 1996 regional stream sediment geochemical data release for the Cry Lake map sheet (NTS 104/I) and the publicized VMS [Volcanogenic Massive Sulfide] potential of the Kootenay Terrane [a geological province or area with similar origin history] prompted further exploration in 1996 by Westmin Resources Ltd. Fieldwork focused on base-metal drainage anomalies immediately west of Beale Lake claims. Contour soil sampling to the east returned elevated tungsten and bismuth in the same general area as the 1983 Beale Lake Au-As-W soil anomaly.

Fieldwork on September 29 and 30, 2000 was conducted via helicopter set-out and pick-up from the base at Dease Lake. The program consisted of geological mapping, prospecting and rock sampling within the Hook Creek drainage basin. A total of 25 rocks were collected for geochemical analysis.

Compilation of publicly available data from the 1983 and 1996 programs was conducted in November-December of 1999. Based on this compilation, the exploration potential of the property was recognized and claims were staked on February 27-28, 2000. Subsequent to staking, previously unpublished maps, field notes and assay data from 1983 fieldwork was acquired and incorporated into the database.

All of the aforementioned work was performed by Dave Fleming, Professional Engineer and Rudi Durfiels, Professional Engineer, both of whom are determined to be qualified persons.

In 2004 Sutcliffe Resources undertook a soil-sampling grid and geological mapping and sampling program. This program was continued in 2005 with detailed geophysical surveying (induced polarization) and drilling permits were applied for and obtained to drill up to 4000 meters from 24 drill sites.

Current Infrastructure and Local resources

At present there is no material facilities or drilling equipment located at the Beale Lake property site

Only local water sources, provided by flowing streams and seeps throughout the area of the proposed drilling sites, are available and power requirements will initially have to be supplied by generators.

Current State of exploration and Project Status

The property is at a drill ready state of exploration with no material drilling or development activities underway.

The total cost of exploration to date by the Company approximates $300,000. Drilling and other development expenditures are anticipated to be $500,000 for fiscal year 2006.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the six-month interim financial period ended June 30, 2005 and Fiscal Years 2004 and 2003 should be read in conjunction with the Company’s financial statements for the referenced periods and the notes thereto. Except for historical financial information contained herein, the matters discussed in this Registration Statement may be considered forward-looking statements. Such statements include declarations regarding management's intent, belief or current expectations. Those reading this document, and prospective investors, are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, which could mean that actual results will differ materially from those indicated by such forward-looking statements. Among the important factors that could lead to this result are: (i) the information herein is of a preliminary nature and may be subject to further adjustment; (ii) the possible unavailability of financing; (iii) risks related to the uncertainty inherent in the mining and mineral exploration industry; (iv) the seasonal nature of our business, (v) start-up risks; (vi) general operating risks; (vii) the dependence on third parties; (viii) changes in government regulation; (ix) the effects of competition; (x) dependence on senior management, and (xi) fluctuations in currency exchange rates and interest rates.

Overview

The Company is presently engaged in the business of pursuing the acquisition, exploration and development of certain mineral properties located in Canada. The Company’s ability to continue such activities depends upon, among other things, the ability of the Company to obtain necessary financing. The Company has acquired options for the acquisition of interests in the Harrison Lake Nickel Copper Massive Sulphide Project and the Beale Lake Property in British Columbia. The Company is currently conducting exploration and development activities at the aforementioned properties. The Company is also investigating other prospective mineral properties with a view toward further acquisition and development. The Company completed a private placement in 2004 that provided gross proceeds to the Company of $1,015,710 and concluded a public offering in Canada in 2005 that provided additional gross proceeds to the Company of $2,300,000.

Results of Operations

Three and Six Months Ended June 30, 2005 (“Second Quarter and First Half of 2005”) Compared to Three and Six Months Ended June 30, 2004 (“Second Quarter and First Half of 2004”)

Sutcliffe is deemed to be an exploration-stage mining company. Accordingly, the Company did not generate revenues from mining operations in the first half of 2005 or 2004. The Company does not expect to generate revenues from mining operations for the foreseeable future.

General and administrative expenses amounted to $177,188 and $223,640 for the second quarter and first half of 2005, respectively, compared with $10,688 and $26,215 for the second quarter and first half of 2004, respectively. Comparisons of individual categories of expenses over the two periods are not meaningful as the Company carried out limited activities during the first half of 2004. Material expenditures in the first half of 2005 principally relate to costs associated with the Company’s public offering and initiation of field programs for both the Beale Lake and Harrison Lake mineral properties. Also notable in the first half of 2005 was $45,772 in interest payments on certain demand loans compared with $0 for the same period in 2004.

The Company’s net loss for the second quarter and first half of 2005 amounted to $177,188 and $223,640, respectively, compared with $10,688 and $26,215 for the same periods in 2004, respectively. Net loss during these periods is directly related to general and administrative expenses.

Liquidity and Capital Resources

Historically, the Company’s working capital needs have been satisfied primarily through private placements of its securities, an initial public offering and certain debt instruments. Management reasonably expects to continue to do so in the future, but cannot guarantee that such financing activities will be sufficient to fund its current and future operating strategy and its ability to meet cash and working capital needs in the future.

At June 30, 2005, the Company had a working capital balance of $1,404,312 compared with a working capital deficit of $337,252 at December 31, 2004. The difference between the two periods is primarily attributed to the receipt of $2,300,000 in gross proceeds in connection with its public offering. Accordingly, the Company had cash of $1,677,817 at June 30, 2005 compared with $50,248 at December 31, 2004, an improvement of $1,627,569. Also, the Company’s prepaid expenses increased by $86,000 from year-end 2004 to a level of $136,000 at June 30, 2005. The Company was also able to pay down $144,999 on then current loan payables in the first half of 2005.

At June 30, 2005, the Company had total assets of $2,302,417 compared with total assets of $472,366 at December 31, 2004. This increase of $1,830,051 is primarily attributed to the funds received pursuant to its public offering. During the first half of 2005, the Company’s mineral interest asset increased by $116,099 (32.5%) as a result of the capitalization of exploration and development costs (at Beale Lake and Harrison Lake) under Canadian GAAP.

For the second quarter and first half of 2005, cash used by operating activities amounted to $192,853 and $192,636, respectively, compared with $37,344 and $9,809 for the same periods in 2004, respectively. The increase in cash used by operating activities in 2005 was related to the increased activities of the Company in connection with the initiation of field programs at its mineral properties and administrative and professional fees associated with its public offering.

For the first half of 2005, net cash provided by financing activities amounted to $1,936,304 compared with $46,600 for the same period in 2004. The increase in the first half of 2005 is attributed to the receipt of gross proceeds of $2,300,000 from its public offering, which was offset to a degree by share issuance costs of $184,000 (related to a 8% commission payment to agents) and the repayment of $144,999 towards then current loan payables.

For the second quarter and first half of 2005, cash used in investing activities amounted to $72,588 and $116,099, respectively, compared with $37,089 and $55,548 for the same periods in 2004, respectively. These amounts are directly related to capitalized (under Canadian GAAP) exploration and development expenses in connection with the Beale Lake and Harrison Lake mineral properties.

The Company presently utilizes its facilities on a month-to-month basis pursuant to an understanding with a related party for the nominal payment of certain shared expenses. The Company believes that its existing facilities will be sufficient to meet the Company’s foreseeable needs. Should the Company need additional space to accommodate increased activities, management believes that it can secure such additional space on reasonable terms.

Results of Operations

Fiscal Year Ended December 31, 2004 Compared to Fiscal year Ended December 31, 2003

Sutcliffe is deemed to be an exploration-stage mining company. Accordingly, the Company did not generate revenues from mining operations in either fiscal years 2004 or 2003 and does not expect to generate revenues from mining operations for the foreseeable future.

General and administrative expenses amounted to $70,631 and $224,806 for fiscal years 2004 and 2003, respectively. This decrease of $154,175 in fiscal year 2004 as compared to the same period in 2003 is primarily attributable to four factors: (i) a $122,500 decrease in 2004 (to a level of $0) for stock based compensation to employees compared with 2003 (the Company recognizes and values for stock based compensation on the Black-Scholes model of unit pricing); (ii) $14,758 in interest paid on demand loans for 2003 as compared with $0 for 2004; (iii) a $24,669 decrease in 2004 for professional fees over the same period in 2003 and (iv) a $9,955 decrease in office, rent and supplies in 2004 compared with fiscal year 2003. Higher expenditures in fiscal year 2003 for professional fees and office related expenses relate to the increased activity of the Company as it acquired mineral properties and commenced preliminary corporate evaluation of their potential in that period.

The Company’s net loss for fiscal years 2004 and 2003 amounted to $105,843 and $224,806, respectively. The Company’s net loss in 2003 directly resulted from greater expenditures related to general and administrative expenses than in 2004. In fiscal year 2004, the Company also wrote off amount receivables net of debt settlement of $35,314, which when combined with lesser general and administrative expenses, still resulted in a smaller aggregate net loss for 2004.

Liquidity and Capital Resources

At December 31, 2004, the Company had a working capital deficit of $337,252 compared with $139,519 at December 31, 2003. This $197,733 increase in working capital deficit in 2004 is primarily attributed to a $156,843 (87.1%) increase in loans payable and a $52,232 (83.1%) increase in accounts payable and accrued liabilities at year-end 2004. Current assets increased at year-end 2004 by $11,342 (11.0%) from year-end 2003. This increase was the aggregate result of a decline in accounts receivable offset by recording $50,000 in pre-paid expense.

At December 31, 2004, the Company had $50,248 in cash compared with $49,759 at December 31, 2003. The change in cash over the two periods is nominal.

At December 31, 2004 the Company had total assets of $472,366 compared with $263,838 at December 31, 2003. This increase of $208,528 (79.0%) is primarily attributed to a $228,095 increase in capitalized deferred exploration and development costs associated with the Harrison Lake and Beale Lake properties. The Company applied a portion of its cash receipts (see investing activities) resulting from its private placement in 2004 to its exploration and development activities at those locations.

For the fiscal year ended December 31, 2004, cash provided by operating activities amounted to $106,984 compared with cash used by operating activities of $821,428 for the fiscal year ended December 31, 2003. The principal difference between the two periods primarily resulted from aggregate payments of $602,533 toward reducing loans payable in 2003 compared with an increase in aggregate loans payable of $156,843 for 2004.

In fiscal year ended December 31, 2003, the Company realized cash from financing activities of $1,000,710 related to a private placement of securities. The funds were received by the Company prior to year-end 2003 and were recorded as a subscription payable at December 31, 2003. The Company issued the common stock related to this subscription payable in 2004. The Company received an additional $15,000 toward the private placement in 2004 and paid out $94,400 in share issue costs. In 2004, the Company also received $21,000 related to escrowed securities sold to certain officers and directors at a nominal price of $0.01 per common share.

In fiscal year 2004 cash used in investing activities amounted to $228,095 compared with $129,585 for fiscal year 2003. These amounts are directly related to capitalized (under Canadian GAAP) exploration and development expenses in connection with the Beale Lake and Harrison Lake mineral properties.

Results of Operations

Fiscal Year Ended December 31, 2003 Compared to Fiscal Year Ended December 31, 2002

Sutcliffe is deemed to be an exploration-stage mining company. Accordingly, the Company did not generate revenues from mining operations in either fiscal year 2003 or 2002.

In 2002, the Company had limited working capital with which to conduct operations and began a period of restructuring of the Company’s business strategy, as well as addressing creditor issues so as to reestablish Sutcliffe as a viable going concern. In 2003, through funds advanced (recorded as a subscription payable) in connection with a private placement closed in first quarter 2004, management was able to initiate the process of acquiring options in prospective mineral bearing properties located in Canada.

General and administrative expenses amounted to $224,806 and $125,788 for fiscal years 2003 and 2002, respectively. This increase of $99,018 (78.7%) in general and administrative expenses for fiscal year 2003 is primarily attributable to the recognition in 2003 of $122,500 in stock based compensation to employees compared with $0 for 2002. Also, as a consequence of its increased business activities in 2003, the Company incurred additional expenses related to contracted professional services and consulting fees. This increase in general and administrative expenses was offset to a certain degree by a $49,031 decrease in interest paid on demand notes in 2003.

The Company’s net loss for fiscal years 2003 and 2002 amounted to $224,806 and $125,909 respectively. The Company’s increase in net loss of $98,897 in fiscal year 2003 compared with fiscal year 2002 directly resulted from greater expenditures in the fiscal 2003 period related to the aforementioned increase in general and administrative expenses. Notably, in 2002 the Company recorded a gain on debt settlement of $50,279, which was offset by a write off of $50,400 in previously capitalized mineral interests.

Liquidity and Capital Resources

At December 31, 2003, the Company had a working capital deficit of $139,519 compared with $877,429 at December 31, 2002. This $737,910 reduction in working capital deficit in 2003 is primarily attributed to the receipt of $1,000,710 in funds advanced to the Company in 2003 (recorded as a subscription payable) in connection with the aforementioned private placement. The funds were principally allocated, among other uses of working capital, to reducing loans payable, accounts payable, accrued liabilities, and amounts due to related parties. Loans Payable (current liabilities) was materially reduced by $602,533 from a level of $782,533 in 2002 to $180,000 at year-end

2003. Cash and accounts receivable also increased by $49,697 and $37,362, respectively at year-end 2003 compared to the same period in 2002.

At December 31, 2003, the Company had $49,759 in cash compared with $62 at December 31, 2002. The change in cash over the two periods is related to the receipt of funds in connection with its aforementioned private placement.

At December 31, 2003 the Company had total assets of $263,838 compared with $16,285 at December 31, 2002. This increase of $247,553 in total assets is primarily attributed to the increase in current assets of $87,059, a $129,585 increase in capitalized mineral property related expense, and the recording of a $30,909 note due from a related party.

For the fiscal year ended December 31, 2003, cash used by operating activities amounted to $821,428 compared with cash used by operating activities of $6,313 for the fiscal year ended December 31, 2002. The principal difference between the two periods primarily resulted from aggregate payments of $602,533 toward reducing loans payable in 2003 and the increased net loss of $98,897 in fiscal year 2003 compared with fiscal year 2002.

In fiscal year ended December 31, 2003, the Company realized cash from financing activities of $1,000,710 related to a private placement of securities finalized in first quarter 2004. The advanced funds were received by the Company prior to year-end 2003 and were recorded as a subscription payable at December 31, 2003. The Company issued the common stock related to this subscription payable in 2004. The Company realized $0 from its financing activities in fiscal year 2002.

In fiscal year 2003 cash used in investing activities amounted to $129,585 compared with $0 for fiscal year 2002. The $129,585 amount in 2003 is directly related to capitalized (under Canadian GAAP) exploration and development expenses in connection with the Beale Lake and Harrison Lake mineral properties.

5.C      Research and development, patents and licenses

The Company conducts no research and development activities, nor is it dependent upon any patents or licenses.

5.D      Trend Information

The Company is unaware of any trends that would have a material effect on its operations or financial position.

5.E      Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are likely to have a material current or future effect on the Company’s financial condition, or changes in financial condition, liquidity or capital resources or expenditures.

5.F      Tabular Disclosure of Contractual Obligations

Pursuant to a Letter of Intent and Agreement with parties associated with the Beale Lake and Harrison Lake mineral properties, respectively, the Company is obligated to expend certain funds on a periodic basis in connection with exploration and development of the properties. Table No. 5 below sets forth the amounts committed, the schedule date by which such funds must be expended, and the amount spent to date.

Table No. 5
Contractual Commitments

Property	Schedule Date	Amount	Expended as of 10-31-05
Beale Lake	October 31, 2005	$300,000	$300,000
Beale Lake	October 31, 2006	$350,000	$12,150
Beale Lake	October 31, 2007	$400,000	Nil
Beale Lake	October 31, 2008	$500,000	Nil
Harrison Lake	December 31, 2005	$300,000	$436,619

Critical Accounting Policies

Refer to notes to financial statements attached hereto.

Recent Accounting Pronouncements

Under the Securities and Exchange Commission’s Staff Accounting Bulletin No.74, the Company is required to disclose certain information related to recently issued accounting standards. The recently issued accounting standards are summarized as follows:

U.S. Standards

In December 2004, the Financial Accounting Standards Board (“FASB” issued Statement of Financial Accounting Standards No. 153, “Exchange of Non monetary Assets – an amendment of APB Opinion No. 29” (SFAS 153”) which amends Accounting Principles Board (“APB”) Opinion No. 29, “Accounting for Non monetary Transactions” to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for non-monetary asset exchanges occurring in fiscal period beginning after June 15, 2005. The Company does not expect that adoption of SFAS 153 will have a material impact on its results from operations or financial position.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123R, “Share Based Payment” (“SFAS 123R”). SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. As the Company is using fair value method to recognize stock-based compensation, the Company does not expect that adoption of SFAS 123R will have a material impact on its results from operations or financial position.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3” (SFAS 154”) which replaces APB Opinion No. 20, “Accounting Changes” and FASB 3 “Reporting Accounting Changes in Interim Financial Statement”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transaction provisions, those provisions should be followed. SFAS 154 requires to report all voluntary changes in accounting principle via retrospective application, unless impracticable, enhances the consistency of financial information between periods. SFAS 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date of SFAS 154 is issued.

Canadian Standards

In June 2003 and amended in September 2004, the Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline 15 Consolidation of Variable Interest Entities (AcG-15), which is harmonized with FASB Interpretation No. 46R with the same title, to provide guidance for applying the principles in Section 1590 “Subsidiaries”, to certain special-purpose entities. The consolidation requirement in the Guideline is effective for all annual and interim periods beginning on or after November 1, 2004. The amendments are intended to result in more consistent application of consolidation principles to variable interest entities (VIEs), in accordance with the objective of requiring an enterprise to consolidate entities in which it has a controlling financial interest. The Company does not expect that adoption of AcG-15 will have a material impact on its results from operations or financial position.

In January 2004, the CICA issued Emerging Issues Committee Abstract, EIC-144 Accounting by a Customer (Including a Reseller) for Certain Consideration Received From a Vendor, which provides guidance on how a customer (including a reseller) of a vendor’s products should account for cash consideration received from a vendor. EIC-144 should be applied retroactively to all financial statements for the first interim or annual fiscal period ending after August 15, 2004. As the Company is still in pre-operating stage with no revenue, the Company does not expect that adoption of EIC-144 will have a material impact on its results from operations or financial position.

In January 2004 and amended in December 2004, the CICA issued Accounting Guideline No. 18 “Investment Companies” (“AcG-18”). AcG-18 requires investment companies to carry investment at fair value when they otherwise would have had to consolidated them or account for them using the equity method. (An investment company will, however, consolidate a controlling interest in another investment company The Company does not expect that adoption of AcG-18 will have a material impact on its results from operations or financial position.

In January 2005 and amended in March 2005, the CICA issued EIC-151 “Exchangeable Securities Issued by Subsidiaries of Income Trust”, which provides guidance on how exchangeable securities representing the retained interest in a subsidiary of an income trust should be presented on the consolidated balance sheet of the income trust, the exchangeable securities be measured, the accounting treatment for the conversion of exchangeable securities that are not presented as part of unit holders’ equity, and earnings per shares be calculated. EIC –151 will apply for financial years beginning on or after June 30, 2005, with earlier adoption encouraged. The Company does not expect that adoption of EIC-151 will have a material impact on its results from operations or financial position.

In March 2005, the CICA issued EIC-152 “Mining Assets – Impairment and Business Combination”, which provides guidance on an issue when testing mining assets for impairment under CICA 3063, some mining entities exclude estimated cash flows associated with the economic value of a mining asset beyond that asset’s proven and probable reserves, and those estimated cash flows may also exclude the effects of anticipated fluctuations in the future market price of minerals over the period of cash flows. EIC–152 will apply for financial years beginning on or after March 16, 2005. As the Company is a pre-operating stage entity and capitalizes deferred exploration cost under AcG-11, the Company does not expect that adoption of EIC-152 will have a material impact on its results from operations or financial position unless development of properties occurs.

In April 2005, the CICA issued new Section 1530 “Comprehensive Income”, the new section establishes standards for reporting and display of comprehensive income. The main feature of Section 1530 is a requirement for an enterprise to present comprehensive income and its components, as well as net income, in its financial statements. Section 1530 will apply for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

In April 2005, the CICA issued new Section 3251 “Equity”. The new section, which replaces section 3250 “Surplus”, establishes standards for the presentation of equity and changes in equity during the reporting year. The main feature of Section 3250 is a requirement for an enterprise to present separately each of the changes in equity during the year, including comprehensive income, as well as components of equity at the end of the year. Section 3251 will apply for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

In April 2005, the CICA issued new Section 3855 “Financial instruments – recognition and measurement”, which establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. The main features of Section 3855 are classified financial assets as held for trading, held to maturity, loans and receivables, or available for sales and their measurement. Section 3855 will apply for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

In April 2005, the CICA issued new Section 3861 “Financial instruments – disclosure and presentation”, which replaces section 3860 “Financial instruments – disclosure and presentation”, and establishes standards for the presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. Section 3861 will apply for fiscal years beginning on or after November 1, 2004.

In April 2005, the CICA issued new Section 3865 “Hedges”, which establishes standards for when and how hedge accounting may be applied. Section 3865 should be applied for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

In May 2005, the CICA issued Accounting Guideline (“AcG”) - 19 “Disclosure by entities subject to rate regulation”. The guideline presents the views of the Accounting Standard Board on certain aspects of the disclosure and presentation of information in the financial statements of entities providing services or products for which customer rates are established, or subject to approval, by a regulator or a governing body empowered by status or contract to set rate. The Company does not expect that adoption of AcG-19 will have a material impact on its results from operations or financial position.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A      Directors and Senior Management

Directors and Senior Management

Name	Age	Position	Date of First Election or Appointment
Laurence Stephenson 1.	57	President, CEO and Director	March 1, 2001
Glen Indra 1.	58	Director	June 4, 1996
Robert Maddigan 1.	42	Director	August 20, 1996
Susan Wong 1.	57	CFO	December 5, 2004

1. Member of Audit committee. Sutcliffe does not have an Executive Committee.

The Directors have served in their respective capacities since their election and/or appointment and will continue to serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. The principal duty and responsibility of the Board is to oversee the management and operations of the Company delegated by the Board to the Chief Executive Officer and other senior management.

Certain Officers and Directors are engaged in, and for the foreseeable future will continue to be engaged in, other business activities on their own behalf and on behalf of other companies. Their activities are presently supplemented with professional service providers and consultants as deemed necessary. The approximate percentage of their professional time presently devoted to the operations of the Company are: Laurence Stephenson, CEO – 50%; Susan Wong, CFO – 10%; Glen Indra, Director – 25%; Robert Maddigan, Director – 25%.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management. Directors of Sutcliffe are not paid any annual retainer fees and are not paid for attendance at board or committee meetings, but are entitled to be reimbursed for all reasonable expenses incurred in order to attend such meetings. Directors who also serve as employees may receive salaries from Sutcliffe or consulting fees for services provided. Mr. Laurence

Stephenson currently receives management fees from the Company of $6,500 per month through his personal consulting company.

No Director and/or Senior Management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. At present, there are no independent members of the Audit Committee. The Audit Committee is comprised of Laurence Stephenson, Glen Indra, Robert Maddigan and Susan Wong.

The Board of Directors appoints senior executives who serve at the discretion of the Board of Directors. There are no family relationships between any two or more Directors or Senior Management.

The business experience of each of the persons listed above is as follows:

Laurence Stephenson

Mr. Stephenson joined the Company in March of 2001 as President and and has over 35 years experience in the field of mineral exploration, particularly guiding new companies in the acquisition and utilization of capital. Laurence Stephenson’s business functions, as President of the Company, include leading the search for businesses opportunities, strategic planning, business development, operations, financial administration, accounting, liaison with auditors-accountants-lawyers-regulatory authorities-financial community/ shareholders; and preparation/payment/organization of the expenses/taxes/ activities of the Company, and reporting to Board of Directors.

Mr. Stephenson is presently President and a Director of Douglas Lake Minerals Inc. (OTC-BB), a publicly traded mineral acquisition and exploration company located in Vancouver, BC, Canada. From April 1994 to April 1999, Mr. Stephenson was Vice president of Exploration, Secretary and Director of Golden Chief Resources Inc. (TSX.V), a publicly traded mineral exploration company located in Vancouver, B.C. From September 1991 to April 1994, Mr. Stephenson was President and Director of Golden Hemlock Exploration Ltd. (TSX.V), a publicly traded precious metals mining company located in Vancouver, BC. From October 1987 to March 2002, Mr. Stephenson was a Director of Glencarin Exploration Ltd. (TSX.V), a publicly traded mineral exploration company located in Vancouver, BC.

Mr. Stephenson received a B.S. degree in Geology from Carlton University in Ottawa, Canada and an MBA degree from York University in Toronto, Canada. He is registered as a professional Engineer in British Columbia and Ontario.

Glen J. Indra

Mr. Indra joined the Company as a Director in June of 1996. Since November 1997, Mr. Indra has served as President and Director of Starfield Resources Ltd. (TSX.V/OTC-BB), a publicly traded mining acquisition and exploration company located in Vancouver, BC. Mr. Indra is also President and owner of Floralynn Investments Ltd., a private investment company. From April 2002 to March 2004, Mr. Indra was a Director of Thelon Ventures Inc. (TSX.V), a publicly traded natural resource mining company located in Vancouver, BC. From September 1995 to July 2001, Mr. Indra was a Director of Bioxel Pharma Inc. (TSX.V), a publicly traded biotechnology/pharmaceuticals company located in Sainte-Foy, Quebec. From July 1988 to June 1997, Mr. Indra

served as a Director of Calibre Energy Inc. (TSX.V), an oil and gas exploration company located in Calgary, Alberta. Mr. Indra received a Bachelor of Commerce degree from the University of British Columbia, Canada.

Robert Maddigan, P. Eng., Director

Mr. Maddigan graduated in 1986 from the University of Alberta with a Bachelor of Applied Science in Civil Engineering and is registered as a Professional Engineer in the Northwest Territories. In 1991, Mr. Maddigan established Maddigan Consulting Ltd., a private company, and has been a project manager and general contractor for the public and private sectors for numerous building projects in the Canadian and Russian Arctic regions. Since July 1996, Mr. Maddigan has served as a Project Manager for Ferguson, Simek and Clark (FSC), an international architectural and engineering firm. Mr. Maddigan is currently managing the construction of public works projects in Chukotka, Russia as a partner of FSC. Mr. Maddigan presently serves as a director of Starfield Resources Ltd. (TSX.V), an affiliated exploration-stage mining company, located in Vancouver, B.C., Canada.

Susan Wong, Chief Financial Officer

Ms. Wong was appointed to her role as Chief Financial Officer in December of 2004 and on a part time basis provides her services which include, but are not limited to financial administration; responsibility for accounting and financial statements; liaison with auditors, accountants, financial community and shareholders and coordination of the expenses/taxes/activities of the Company to the Company. In addition to her responsibilities with Sutcliffe, Ms. Wong is a Member Services Representative for VanCity Credit Union located in Vancouver, B.C. since 1986, where she is responsible for directing member service investment and financial planning. Ms. Wong also provides financial related services to other exploration-stage mining companies (Saturn Minerals Inc. [TSX.V], Santa Cruz Ventures, Inc. [TSX.V], Leroy Ventures Inc. [TSX.V] and Ordorado Resources Corp. [CNQ], all located in Vancouver, B.C.).

6.B      Compensation

The following Summary Compensation Table No. 6 sets forth certain compensation information for the President and CEO of the Company, Chief Financial Officer and Directors (“Named Executive Officers”). This information provided below includes the dollar value of base salaries, bonus awards, the number of SARs/options granted, and certain other compensation, if any. The following table does not include the 2,100,000 common shares issued to officers and directors in 2003 for nominal consideration, a portion of which is currently held in escrow (see separate disclosure below under the heading of Escrowed Securities on page 37 below).

Table No. 6
Summary Compensation Table

					Long Term Compensation Awards
	Annual Compensation				Awards		Payouts
					Restricted	Securities	LTIP	All Other
Name and					Stock	Underlying	Pay-	Compen-
Principal Position	Year	Salary	Bonus	Other	Awards		outs	sation
		($)	($)	($)		Options/	($)	($)
						SARs
						(#)
Laurence	2004	-	-	30,000 1.	-	-	-	-
Stephenson	2003	-	-	30,000 1.	-	430,000	-	-
(President, CEO &	2002	-	-	30,000 1.	-	-	-	-
Director)
Susan Wong	2004	-	-	-	-	-	-	-
(CFO)	2003	-	-	-	-	-	-	-
	2002	-	-	-	-	-	-	-

Glen Indra	2004	-	-	-	-	-	-	-
(Director)	2003	-	-	-	-	215,000	-	-
	2002	-	-	-	-	-	-	-
Robert Maddigan	2004	-	-	-	-	-	-	-
(Director)	2003	-	-	-	-	430,000	-	-
	2002	-	-	-	-	-	-	-

1. Other compensation represents management fees of $2,500 per month.

Table No. 7
Option/SAR Grants in Fiscal Year 2004 and thru September 30, 2005
Individual Grants

	Number of	% of Total
	Securities	Options/SARs
	Underlying	Granted
	Options/SARs	in	Exercise or Base	Expiration
Name	Granted (#)	Fiscal Year s	Price ($/Share)	Date

Laurence Stephenson	1,090,000 1.	34.06%	$0.25	8-17-2010
Robert Maddigan	1,080,000 1.	33.75%	$0.25	8-17-2010
Glen Indra	700,000 1.	21.88%	$0.25	8-17-2010
Susan Wong	150,000 1.	04.69%	$0.25	8-17-2010

1. Options granted pursuant to Board of Directors resolution dated August 17, 2005. A total of 3,200,000 were granted to six individuals. The options are exercisable over a five-year period and vest as to one-third of the total amount on the date of grant, and one-third of the total amount on each of the first and second anniversaries of the date of grant. There were no option grants in fiscal year 2004.

Option Exercises and Fiscal Year-End Values

     The following Table No. 8 sets forth information with respect to the number of unexercised stock options held by the Named Executive Officers on December 31, 2004. The value of the unexercised in-the-money stock options on that date is not applicable, as the Company’s stock did not trade on the TSX Venture Exchange until June of 2005.

Table No. 8
Aggregated Option/SAR Exercises in Fiscal Year 2004
and December 31, 2004 Option/SAR Values

			Number of Securities		Value of Unexercised
			Underlying Unexercised Options		In-The-Money Options
	Shares		At December 31, 2004 (#)		At December 31, 2004 ($)
	Acquired	($)
	on	Value
Name	Exercise (#)	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Laurence Stephenson	-	-	286,667	143,333	N/A	N/A

Glen Indra	-	-	143,333	71,667	N/A	N/A

Robert Maddigan	-	-	286,667	143,333	N/A	N/A

Escrowed Securities

In connection with their ongoing activities in order to reactivate the business and affairs of the Company, the Company agreed in early December of 2003, that it would issue to the directors of the Company, for nominal consideration of $0.01 per share, an aggregate of 2,100,000 common shares. The common shares were issued as follows: (i) Mr. Stephenson – 900,000; (ii) Mr. Indra – 600,000; and (iii) Mr. Maddigan – 600,000. In addition to the 2,100,000 common shares issued to the aforementioned directors, the directors and officers as a group, beneficially own, directly or indirectly, or exercise control or direction over an additional 1,572,000 common shares. All such common shares have been placed in escrow pursuant to a time-release escrow agreement (see Exhibit 15.c - Escrow Agreement). As of June 30, 2005, 367,200 shares have been released from escrow and 3,304,800 shares remain in escrow.

Retirement Plans

Sutcliffe has no retirement plans, pension plans or other forms of funded or unfunded retirement compensation for its employees.

Employment Contracts and Termination of Employment

There are no employment contracts or other compensation plans or arrangements with regard to the Named Executive Officer or any other executive officer which provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control of Sutcliffe or from a change in such officer's responsibilities following a change of control.

Bonus/Profit Sharing/Non-Cash Compensation

Except for the previously noted stock option program and option grants, the Company had no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or senior management.

Change of Control Remuneration

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per senior management.

Stock Option Plan

In December 2003, the Company adopted a stock option plan, which replaced and superceded an existing stock option plan, pursuant to which options are granted in order to attract, retain and motivate directors, officers and employees of Sutcliffe and other persons, such as consultants who provide services or who are of special value to Sutcliffe and to closely align the personal interest of such individuals to that of Sutcliffe. Shareholders at the Company’s annual meeting held on December 17, 2004 approved the 2004 stock option plan. The number of options and the exercise price thereof is set by the board of directors of Sutcliffe at the time of grant, provided that the exercise price will not be less than the current market price of the common shares on the Exchange on the trading day immediately prior to the date of grant, less the maximum discount permitted by the Exchange. The maximum number of common shares that may be reserved for issuance pursuant to options granted under the stock option plan, and pursuant to any other share compensation arrangements 20% of the Company’s presently issued and outstanding common shares. The maximum number of common shares issuable in any one year to any one individual pursuant to the stock option plan may not exceed 5% of the outstanding common shares.

The Company’s stock option plan is provided as an exhibit (Exhibit 15b) to this Registration Statement.

6.C      Board Practices

6.C.1   Terms of Office

Refer to Item 6.A – Directors and Senior Management

6.C.2   Directors’ Service Contracts None

6.C.3   Board of Director Committees

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are: Laurence Stephenson, Robert Maddigan, Glen Indra and Susan Wong. The Audit Committee met four times during the fiscal year ended December 31, 2004.

6.D      Employees

As of the date hereof, the Company had no employees and currently utilizes independent contractors and consultants to provide necessary services. The Company’s relationship with its independent contractors and consultants is positive and management does not anticipate encountering problems in its ability to retain contractors or hire individuals, as applicable, with the requisite skill set.

6.E      Share Ownership

               Table No. 9 below sets forth information, to the best knowledge of the Company, as of October 31, 2005, certain information with respect to voting securities (consisting solely of common shares) beneficially owned by: (a) each person who is known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock; (b) each of our directors; (c) the Named Executive Officer specified in the Summary Compensation Table above and (d) all current directors and executive officers as a group.

               Information as to beneficial ownership is based upon statements furnished to the Company by such persons. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Unless otherwise indicated, the business address of the individuals named below is c/o Sutcliffe Resources, Inc., 625 Howe Street, Suite#420, Vancouver, BC, Canada.

Table No. 9
Shareholdings of Directors, Senior Management and 5% Shareholders

Name and Address	Amount and Nature of
Of Beneficial Owner	Beneficial owner	Percent and Class 1.

Laurence Stephenson 2.	2,484,000	9.82%
Glen Indra 3.	2,181,667	8.62%
Robert Maddigan 4.	2,136,667	8.44%
Susan Wong 5.	80,000	0.32%
All directors and executive officers as a group (four) 6.	6,882,334	27.20%

1. Based upon 22,000,900 shares of common stock outstanding on September 30, 2005, and includes consideration of stock options, warrants, escrowed securities, conversion privileges or similar obligations owned by certain officers, directors, and/or principal shareholders entitling the holders to purchase an aggregate of 3,300,333 shares of common stock, which are exercisable within sixty days. Therefore, for the purposes of calculating percentage ownership as indicated in the table above, 25,301,233 shares of common stock are deemed to be issued and outstanding in accordance with Rule 13d-3 adopted by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

2. Includes 650,000 common shares that may be acquired by Mr. Stephenson pursuant to the exercise of options priced at $0.25 per share and expiring during the periods 12-30-2008 and 8-17-2010. Also includes 467,000 common shares that may be acquired pursuant to the exercise of warrants priced at $0.25 per share and expiring on 3-31-2006. Mr. Stephenson’s total position includes 1,230,300 common shares currently held in escrow.

3. Includes 376,666 common shares that may be acquired by Mr. Indra pursuant to the exercise of options priced at $0.25 per share and expiring during the periods 12-30-2008 and 8-17-2010. Also includes 600,000 common shares that may be acquired by Mr. Indra (and/or a beneficially owned entity) priced at $0.25 per share and expiring on 3/31/2006. Mr. Indra’s total position includes 1,084,500 common shares current held in escrow for his direct benefit or for the benefit of a beneficially owned entity.

4. Includes 646,667 common shares that may be acquired by Mr. Maddigan pursuant to the exercise of options priced at $0.25 per share and expiring during the periods 12-30-2008 and 8-17-2010. Also includes 500,000 common shares that may be acquired pursuant to the exercise of warrants priced at $$0.25 per share and expiring on 3-31-2006. Mr. Maddigan’s total position includes 990,000 common shares currently held in escrow.

5. Includes 50,000 common shares that may be acquired by Ms. Wong pursuant to the exercise of options priced at $0.25 per share and expiring on 8-17-2010. Also includes 10,000 common shares that may be acquired by Ms. Wong pursuant to the exercise of whole common share warrants priced at $0.35 per share.

6. Includes 3,300,333 common shares that may be acquired by the named executive officers and directors pursuant to the exercise of warrants and options priced between $0.25 and $0.35 per share and expiring during the period 3-31-2006 and 8-17-2010. Also includes 3,304,800 common shares currently held in escrow.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A      Major Shareholders.

7.A.1.a   Holdings By Major Shareholders

Refer to Item 6.E Share Ownership and Table No. 9.

7.A.1.b   Significant Changes in Major Shareholders’ Holdings

The participation in private placements of equity by the referenced individuals below, as well as the issuance of securities for nominal consideration over the last several years, has lead to significant changes in the holdings of certain major shareholders

	Shares Owned	Shares Owned	Shares Owned	Shares Owned
	12/31/02	12/31/03	12/31/04	12/01/05

Laurence Stephenson	nil	nil	1,367,000	1,347,000
Glen Indra 1.	5,000	5,000	1,205,000	1,255,000
Robert Maddigan	nil	nil	1,100,000	990,000

1. Includes shares beneficially owned by Floralynn Investments Ltd.

7.A.1.c   Different Voting Rights

The Company’s major shareholders do not have different voting rights.

7.A.2     Canadian Share Ownership

On September 30, 2005, the Company’s had 22,000,900 common shares issued and outstanding to approximately 97 shareholders of record. The Company believes that the number of beneficial owners is substantially greater than the number of record holders because a portion of its outstanding common stock is held in broker “street names” for the benefit of individual investors or other nominees. Although the Company is unsure of the exact percentage of Canadian share ownership, management believes that such percentage exceeds 90.0% ..

7.A.3     Control of the Company

The Company is a publicly owned Canadian corporation, the common shares of which are owned by Canadian residents, United States residents, and other foreign residents. The Company is not controlled by any foreign government or other person(s) except as may be described in Item 4.A - History and Development of the Company, and Item 6.E. - Share Ownership.

7.A.4     Change of Control of Company Arrangements

No disclosure required.

7.B      Related Party Transaction

The Company pays Mr. Laurence Stephenson, President and Director, a management fee amounting to $6,500 per month (starting from July 1, 2005). In fiscal year 2004 (and up until June 20, 2005), the Company paid Mr. Stephenson’s private consulting company management fee of $2,500 per month or a total of $30,000 in management fees.

In 2003, the Company accrued $30,909 as a note payable to Starfield Resources Ltd., a related company, in connection with funds advanced n behalf of the Company. The debt was subsequently retired in fiscal year 2004.

7.C      Interests of Experts and Counsel

No disclosure necessary

ITEM 8. FINANCIAL INFORMATION

8.A      Consolidated Statements and Other Financial Information

Attached hereto are the unaudited financial statements for the six-month period ended June 30, 2005 and 2004, and the audited financial statements for the periods ended December 31, 2004, 2003 and 2002.

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under Item 17 – Financial Statements are attached hereto and found immediately following the text of this Registration Statement. The audit reports of Gordon K.W. Gee Ltd., independent Chartered Accountant, are included herein immediately preceding the financial statements. The audited financial statements are accompanied by auditors’ reports and related notes.

8.A.7   Legal/Arbitration Proceedings

The Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation. The Directors and the management of the Company know of no active or pending legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings involving any third party that might have, or have had in the recent past, significant effects on Sutcliffe’s financial position.

8.B      Significant Changes

Since the date of the unaudited financial statements for the six-month period year ended June 30, 2005, the Company received$44,056 pursuant to the exercise of 176,225 warrants at a per share price of $0.25. In addition, on August 17, 2005, the Company granted 3,200,000 options to purchase common shares of the Company to six individuals, including four officers or directors, at an exercise price of $0.25 for a five-year period from date of grant. The options vest on the basis of one-third on the date of grant, and one-third each on the first and second anniversaries of the date of grant. The following related parties received the corresponding grant of options as indicated: (i) Laurence Stephenson – 1,090,000; (ii) Robert Maddigan – 1,080,000; (iii) Glen Indra – 750,000 and (iv) Susan Wong – 150,000.

Except as detailed above, no other material changes have occurred since the date of the fiscal year 2004 financial statements or the six-month interim period ended June 30, 2005 that have not been otherwise disclosed in this Registration Statement.

ITEM 9. THE OFFER AND LISTING

9.A      Common Share Trading Information

               The Company's common shares trade on the TSX Venture Exchange (formerly the Canadian Venture exchange) in Toronto, Ontario, Canada, under the symbol "SR". The Company applied for listing on the TSX Venture Exchange and began trading on June 27, 2005.

               Table No. 9 below sets forth the high and low market prices on the TSX Venture Exchange for the three most recent months. Information for the last nine fiscal quarters and last five fiscal years are not presented, as prior to June 27, 2005, the Company’s common stock was not listed or traded on any stock exchange or other regulated market.

Table No. 10
Common Shares Trading Activity TSX Venture Exchange (CND $)

Period	High	Low

Month ended October 31, 2005	$ 0.430	$ 0.300
Month ended September 30, 2005	$ 0.490	$ 0.350
Month ended August 31, 2005	$ 0.380	$ 0.340
Month ended July 31, 2005	$ 0.420	$ 0.305
Month ended June 30, 2005	$ 0.500	$ 0.305

9.A.5.    Common Share Description

Registrar/Common Shares Outstanding/Shareholders

               The authorized share capital of Sutcliffe consists of an unlimited number of common shares without nominal or par value. As of the date hereof, there are 22,000,900 common shares issued and outstanding. A summary of the rights, privileges, restrictions and conditions attaching to Sutcliffe's share capital is as follows:

               Subject to the provisions of the ABCA, the holders of common shares are entitled to receive notice of, to attend and vote at all meetings of the shareholders of Sutcliffe and are entitled to one vote, in person or by proxy, for each common share held. The holders of common shares are entitled to receive, if, as and when declared by the directors of Sutcliffe, non-cumulative dividends at such rate and payable on such date as may be determined from time to time by the directors of Sutcliffe. On the liquidation, dissolution or winding-up of Sutcliffe, or any other distribution of the assets of Sutcliffe among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares shall be entitled to receive the remaining property and assets of Sutcliffe.

               Sutcliffe has not paid any dividends on the common shares over the last five years and does not expect to pay dividends on the Common Shares in the foreseeable future.

               Computershare Trust Company of Canada (located at 510 Burrard Street, Vancouver, British Columbia Canada V6C 3B9) is the registrar and transfer agent for the common shares.

Stock Purchase Warrants

Table No. 11 below sets forth, as of October 31, 2005, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants. As of October 31, 2005 there are 47 holders of its 12,558,400 share purchase warrants, 43 of whom were resident in Canada, 4 offshore and 0 in the United States. These warrants were issued in conjunction with a private placement financing which closed on March 31, 2004 and an initial public offering which closed on June 21, 2005.

Table No. 11
Share Purchase Warrant Outstanding

	Number of	Number of Warrants		Expiration
Date of Issuance	Warrants Issued	Outstanding	Price	Date
	(whole)	(whole)

6/21/2005	4,600,000 1.	4,600,000	$0.35	6/21/2007
3/31/2004	6,771,400 2.	6,604,400	$0.25	3/31/2006
6/21/2005	250,000 3.	250,000	$0.35	6/21/2007
6/21/2005	1,104,000 4.	1,094,775	$0.25	6/21/2007

1. This figure represents the number of whole common share purchase warrants that were originally part of a Unit purchase under the Company’s recent public offering in 2005. Each whole (1/2+1/2) common share purchase warrant entitles the holder thereof to acquire one common share at an exercise price of $0.35 over a two-year period. The total number of common shares that would be issued if all common share purchase warrants were exercised is 4,600,000.

2. Each common share purchase warrant entitles the holder thereof to acquire one (1) common share at an exercise price of $0.25 over a two-year period.

3. Issued as part of Corporate Finance Units paid to agents in connection with the Company’s 2005 public offering.

4. Issued to agents in connection with the Company’s 2005 public offering.

9.A.6   Differing Rights No disclosure necessary

9.A.7.a.  Subscription Warrants/Right No disclosure necessary

9.A.7.b  Convertible Securities/Warrants

No disclosure necessary

9.B      Plan of Distribution

Not Applicable

9.C      Stock Exchanges Identified

The Company’s common shares trade on the TSX Venture Exchange in Toronto, Ontario, Canada. Refer to Item 9.A for further information.

9.D      Selling Shareholders

Not Applicable

9.E      Dilution

Not Applicable

9.F      Expenses of the Issue

Not Applicable

ITEM 10. ADDITIONAL INFORMATION

10.A       Share Capital

10.A.1   Authorized/Issued Capital

The Company has an unlimited number of common shares authorized. All of these common shares have no par value. As of September 30, 2005 the Company had 22,000,900 common shares issued and outstanding. At fiscal year end December 31, 2004, the Company had 11,633,900 common shares issued and outstanding.

The Company has financed its activities primarily through the sale of equity capital and common shares issued in consideration of debt. The timing of such equity sales was dependent on the requirements of the Company and the economic climate. The Company anticipates having to raise additional funds by equity issuance in the next several years, as the Company does not expect to generate material revenue from mining operations or to achieve self-sustaining commercial mining operations for several years.

In connection with its initial public offering in 2005, the Company issued 3,000,000 flow-through shares to finance some of its exploration activities (see Footnote No. 5 to the June 30, 2005 financial statements). The Company will renounce the tax deductions arising from these flow-through expenditures to the flow-through subscribers. Flow-through shares are common shares that may be sold by Canadian companies to Canadian investors in which the funds received are expended on qualified exploration expenditures in Canada. This then allows the Company to “flow-through” these qualified exploration expenditures to the investor and allows the investor to “write-off” or deduct from his taxable income his investment in the flow-through shares. The qualified expenditures must meet requirements for surface exploration activities to determine the existence or location of minerals. In addition to the 100% write-off against taxable income of his investment in the flow-through shares, the flow-through investor may also be entitled to investment tax credits against federal and/or provincial taxes from his investment for certain taxation years.

The most recent financings are described in ITEM 4, “Information on the Company”.

10.A.2 Shares Not Representing Capital.
10.A.3 Shares Held By Company

No disclosure necessary

10.A.4 Stock Options/Share Purchase Warrants
10.A.5 Stock Options/Share Purchase Warrants

Refer to Tables Nos. 7 and 11.

An aggregate total of 2,100,000 escrow shares were subscribed in fiscal year 2004 at $0.01 per share (a total of 850,000 “old escrow and property earn-out” shares were cancelled) and are subject to escrow agreements and may not be transferred, assigned or otherwise dealt with without the consent of the regulatory body having jurisdiction thereon. The terms of release from escrow are as follows: 10% on, the date (June 27, 2005) on which the Company’s shares are listed for trading (the “Listing Date”) and 15% every six months after the initial release so that all escrowed shares will have been released in 36 months from the Listing Date.

The Company has 6,604,400 warrants outstanding from a non-brokered private placement effected by the Company on March 31, 2004 in which 6,771,400 Units were issued. Each warrant is exercisable to purchase one common share at a price of $0.25 for a period of two years from the date of issuance. The total number of common shares that would be issued if all common shares purchase warrants were exercised is 6,771,400.

The Company has 9,200,000 warrants outstanding from a brokered public offering affected by the Company in June 2005 under which the Company sold 9,200,000 common share Units. Each Unit is comprised of one (1) common share and one-half (1/2) of one common share purchase warrant. Each whole common share purchase warrant (1/2 + 1/2) entitles the holder thereof to acquire a common share at a price of $0.35 per share for a period of two years from the date of issuance. The total number of common shares that would be issued if all common share purchase warrants were exercised is 4,600,000.

The Company also issued 250,000 whole warrants to agents in connection with its aforementioned public offering. Each whole warrant entitles the holder to purchase one common share at an exercise price of $0.35 for a period of two years from issuance. In addition, pursuant to the public offering, the Company granted agents 1,104,000 warrants to purchase common stock at an exercise price of $0.25 for a period of two years from date of issuance. The total number of common shares that would be issued if all agent warrants were exercised is 1,354,000.

In 2003, the Company granted 1,200,000 stock options to acquire common shares at a purchase price of $0.25 per share pursuant to a Company sponsored Stock Option Plan. Such options expire on December 30, 2008 and vest on the basis of one-third on date of grant, an additional third on the first anniversary of date of grant and the balance on the second anniversary of date of grant. The total number of common shares that would be issued if all options were exercised is 1,200,000.

On August 17, 2005, the Company granted 3,200,000 options to purchase common shares of the Company to six individuals, including four officers or directors, at an exercise price of $0.25 for a five-year period from date of grant. The options vest on the basis of one-third on the date of grant, and one-third each on the first and second anniversaries of the date of grant. The following related parties received the corresponding grant of options as indicated: (i) Laurence Stephenson – 1,090,000; (ii) Robert Maddigan – 1,080,000; (iii) Glen Indra – 750,000 and (iv) Susan Wong – 150,000.

10.A.6  History of Share Capital

The Company has financed its operations through funds raised by loans, public offerings, private placements, shares issued for property, shares issued in debt settlements, and shares issued upon exercise warrants. Table No. 12 below lists the Company’s financings in exchange for common stock over the periods specified.

Table No. 12
Financings

	Nature of	Number
Fiscal Year	Share Issuance	of Shares	Dollar Amount
2001	N/A	N/A	N/A
2002	N/A	N/A	N/A
2003	N/A	N/A	N/A
2004	Issued for cash,
	Escrowed shares 1.	2,100,000	$21,000
	Private Placement 2.	6,771,400	$1,015,710
	Issued for Debt 3.	1,200,000	$180,000
Thru October 31, 2005	Public Offering 4.	9,200,000	$2,300,000
	Exercise of Options 5.	50,000	$12,500
	Exercise of Warrants 5.	176,225	$44,056

1. A total of 2,100,000 escrow shares have been subscribed for and issued to existing directors at a nominal price of $0.01 per share and are subject to escrow agreements and may not be transferred, assigned or otherwise dealt with without the consent of the regulatory body having jurisdiction thereon. The terms of release from escrow are as follows: 10% on the date (June 27, 2005) on which the Company’s shares are listed for trading (the “Listing Date”) and 15% every six months after the initial release so that all escrowed shares will have been released in 36 months from the Listing Date.

2. Pursuant to a non-brokered private placement in fiscal year 2004, the Company sold 6,771,400 common shares at a per share price of $0.15. Each share sold carried an attached warrant allowing the holder to purchase one common share at an exercise price of $0.25 for a two-year period. The Company realized $921,310 in net proceeds from the sale of its common shares under the private placement.

3. Common shares issued at a deemed price of $0.15 per common shares in settlement of outstanding debt.

4. Pursuant to a brokered public offering closed on June 21, 2005, the Company sold 9,200,000 common share Units at a price of $0.25 per Unit. Each Unit is comprised of one (1) common share and one-half (1/2) of one common share purchase warrant. Each whole common share purchase warrant entitles the holder thereof to acquire a common share at a price of $0.35 per share for a period of two years from the date of issuance. The Company realized $2,001,303 in net proceeds from the sale of its common shares under the public offering. The Company paid 500,000 common shares and issued whole 250,000 warrants to purchase common shares at an exercise price of $0.35 per share to agents underwriting the public offering. In addition, the Company granted 1,104,000 warrants to the agents allowing the holder to purchase one common share at an exercise price of $0.25 until June 21, 2007.

5. Exercise of previously granted warrants or options at an exercise price of $0.25 per share.

10.A.7   Resolutions/Authorizations/Approvals No Disclosure Necessary

10.B      Memorandum and Articles of Association

Objects and Purposes of the Company

The Articles of Continuation of the Company provide that there are no restrictions on the business in which the Company may engage.

Continuation

The Company was incorporated as Latin American Mining Investment Corp. on February 6, 1996 under the Company Act (British Columbia) [now the Business Corporations Act (British Columbia)] and was subsequently continued under the Business Corporations Act (Ontario) effective June 3, 1996. On November 4, 1996, the Corporation was continued from Ontario to Alberta as Latin American Mining Investment Corp. The Corporation was extra-provincially registered to carry on business in British Columbia effective February 18, 1997. Through Articles of Amendment dated effective January 5, 1999, the Corporation effected a consolidation of its issued and outstanding share capital on the basis of one (1) new common share for each ten (10) common shares formerly issued and outstanding and changed its name to "Sutcliffe Resources Ltd.".

In connection with “continuation” (transfer) of the Company's incorporating jurisdiction from British Columbia to Ontario and subsequently to Alberta, the Company's Articles of Continuance (November 4, 1996) and Articles of Amendment (dated effective January 5, 199) effectively became the governing Articles of Association or Memorandum of the Company, in conjunction with Company's By-laws (“By-laws”), subject to the Alberta Business Corporations Act.

Directors' Powers

The Company’s Articles of Incorporation and By-laws, subject to any unanimous shareholder agreement, provide directors a broad discretion to manage the business and affairs of the Company. Notwithstanding a vacancy among directors, a quorum of directors may exercise all the powers of the directors. If the Company has only one director, that director may constitute a meeting.

The directors may, from time to time, without authorization of the shareholders: borrow money on the credit of the Company; issue, reissue, sell or pledge debt obligations of the company; subject to the Business Corporations Act of Alberta, give a guarantee on behalf of the Company to secure performance of an obligation of and person, and; mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the company, owned or subsequently acquired, to secure any obligation of the Company. The directors of the Company may, by resolution, delegate the aforementioned powers to a director, a committee of directors or an officer of the Company.

The Company’s Articles of Continuance do not specify a minimum or maximum number of directors. The directors may, between annual general meetings, appoint one or more additional directors of the Company to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last annual general meeting of the Company.

Section 4.06 of the By-laws provides that the directors may appoint from among their number a managing director, who must be a resident Canadian, or a committee of directors, however designated, of which at least half of the members must be resident Canadians, and subject to section 110 of the Alberta Business Corporations Act may delegate to the managing director or such committee any of the powers of the directors. A committee may be comprised of one director.

Section 4.09 of the By-laws provides that subject to any unanimous shareholder agreement, the directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for traveling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing contained in the By-laws shall preclude any director from serving the Company in any other capacity and receiving remuneration for such service.

Section 5.07 of the By-Laws, provides that the quorum necessary for the transaction of the business of the directors shall consist of a majority of the directors holding office or such greater number of directors as the board may from time to time determine. Section 5.08 of the By-laws specifies that directors shall not transact business at a meeting of directors unless at least half of the directors present are resident Canadians. Notwithstanding the foregoing, directors may transact business at a meeting of directors when less than half of the directors present are resident Canadians if: (i) a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting; and (ii) the number of resident Canadian directors present at the meeting, together with any resident Canadian director who gives his approval under the clause [i] above, totals at least half of the directors present at the meeting.

The directors have the authority under the By-laws to appoint officers to serve at the pleasure of the Board. The powers of the directors set forth in the By-laws can be varied by amending the By-laws. Section 175 and 179 of the Alberta Business Corporations Act provides that a corporation may amend its Articles of Incorporation by filing with the registrar of corporations articles of amendment approved by shareholders by special resolution. A special resolution means a resolution passed by not less than two-thirds of the votes cast by those members of a corporation who, being entitled to do so, vote in person or by proxy at an annual or special meeting of the corporation.

Qualifications of Directors

There is no provision in the Articles of Continuance imposing a requirement for retirement or non-retirement of directors under an age limit requirement. A director of the Company ceases to hold office when: (i) he/she dies or resigns; (ii) is removed in accordance with section 104 of the Alberta Business Corporations Act; and (iii) becomes disqualified under subsection 100(1) of the Alberta Business Corporations Act.

There is no requirement for directors to hold a share in the capital of the Company as qualification for their office. Section 106 of the Alberta Business Corporations Act provides that no person is qualified to act as a director if that person is under age 19, competent by reason of mental infirmity, or bankrupt.

Section 102 of the Alberta Business Corporations Act provides that every corporation must have at least one director, and a distributing corporation must have not less than three directors, at least two of whom are not officers or employees of the corporation or its affiliates.

Share Rights

The Company's authorized capital was designated in the Articles of Continuance to be an unlimited number of common shares without par value. All of the authorized shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets, surpluses and profits and in all other respects, on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The issued common shares are not subject to call or assessment rights or any pre-emptive or conversion rights. There are no provisions for redemption, purchase for cancellation, surrender or purchase funds.

The holders of common shares are entitled to one vote for each share on all matters to be voted on by the shareholders.

Subject to the Alberta Business Corporations Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Company. Dividends may be paid in money or property or by issuing fully paid common shares of the Company. No dividend shall bear interest against the Company. Any dividend unclaimed after a period of six (6) years from the date on which the dividend was declared to be payable will be forfeited and returned to the Company.

Changing the rights of shareholders, where such rights are attached to an issued class or series of shares requires amending the Articles as described in sections 175-179 of the Alberta Business corporations Act and must be enacted via shareholder consent by special resolution, defined as requiring a two-thirds vote.

There are no restrictions on share transfers,

Warrants

The Company issues warrants exercisable at specified prices for an indicated period of time in connection with financings or other consideration.

Meetings

The Alberta Business Corporations Act provides that the Company must hold an annual general meeting within 18 months of incorporation or amalgamation and not more than 15 months after the last annual general meeting was held. The Company must give to its shareholders entitled to receive notice of a general meeting not less than 21 days and not more than 50 days notice of any general meeting of the Company, but those shareholders may waive or reduce the period of notice for a particular meeting by unanimous consent in writing. Section 151 of the Alberta Business Corporations Act requires the directors of a reporting corporation to provide concurrently with notice of a general meeting a form of proxy for use by every shareholder entitled to vote at such meeting. Not less than 21 days before each annual general meeting of its shareholders the directors of the Company must place comparative financial statements, made up to a date not more than six months before the annual general meeting, and the report of the auditor to the shareholders.

The Alberta Business Corporations Act provides that one or more shareholders of a corporation holding not less than 5% of the issued voting shares of the corporation may requisition the directors to call and hold a general meeting. A quorum at any meeting of shareholders shall be persons present not being less than two (2) in number and holding or representing not less than five percent (5%) of the common shares entitled to be voted at the meeting.

Persons entitled to attend a meeting of shareholders shall be those entitled to vote thereat, the auditor, if any, of the Company and others who although not entitled to vote are entitled or required under the provisions of the Alberta Business Corporations Act or By-laws of the Company to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

Every shareholder, including a corporate shareholder, entitled to vote at meetings of shareholders may by instrument in writing appoint a proxy, who need not be a shareholder, to attend/act at the meeting in a manner and to the extent authorized by the proxy and with the authority conferred by the proxy.

All questions at meetings of shareholders will be decided by the majority of the votes cast in favor. Any question at a meeting of shareholders will be decided by show of hands unless a ballot thereon is requested. If a poll is required by the chairman of the meeting or is duly demanded by a shareholder, a poll upon the question shall be taken in the manner the chairman of the meeting directs. In the case of an equality of votes, the chairman of the meeting will be entitled to a second or casting vote.

Meetings of the shareholders may be held at any place within Alberta or at any of the following cities: Vancouver, British Columbia; Victoria, British Columbia; Winnipeg, Manitoba; Toronto, Ontario; Ottawa, Ontario; Montreal, Quebec; or Halifax, Nova Scotia.

Limitations on Ownership of Securities

Except for as described in ITEM #10.D, “Exchange Controls”, there are no limitations on the right to own securities, imposed by foreign law or by the charter or other constituent document of the Company.

Change in Control of Corporation

No provision of the Company's Articles of Continuation or By-laws would have the effect of delaying, deferring, or preventing a change in control of the Company, and operate only with respect to a merger, acquisition or corporate restructuring of the Company or any of its subsidiaries.

Ownership Threshold

There are no By-law provisions governing the ownership threshold above which shareholder ownership must be disclosed. Upon reaching 5% of the issued capital, a shareholder is required to make disclosure of further acquisitions under the 1934 Securities Exchange Act.

Conditions Governing Changes in Capital

There are no conditions imposed by the Articles of Continuance of the Company regarding changes in the capital that are more stringent than is required by law.

10.C      Material Contracts

The Company has entered into A Sale, Purchase and Assignment Agreement, as amended, and a Joint Venture Agreement in connection with the Harrison Lake Property. The Company has also entered into a Letter of Intent, as amended, in connection with its Beale Lake property. The aforementioned agreements are more fully detailed in Item 4.D – Property, Plant and Equipment and are provided in full as exhibits to this Registration Statement.

10.D      Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company’s securities, except as discussed in ITEM 10.E, ”Taxation" below.

Restrictions on Share Ownership by Non-Canadians: There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E      Taxation

Canadian Federal Income Tax Considerations

               The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock reflects the Company’s opinion. The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.

               The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

               Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

               In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

               The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended 12/31/2004 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

Dividends

               A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares. Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%. If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

               A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the

Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company. The TSX Venture Exchange is a prescribed stock exchange under the Tax Act. A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

               A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada. The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Taxation

               For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Company's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares. The gain or loss will be a capital gain or capital loss if the Company's common shares are a capital asset in U.S. Taxpayer's hands.

               For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company's common shares. A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability. A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Company's common shares.

               Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

               The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended 12/31/2004 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

Tax Considerations Related to The Company’s Public Offering in 2005

               In second quarter 2005, the Company completed a public offering of its shares pursuant to a Prospectus document dated May 27, 2005 (attached hereto as Exhibit No. 15d to this Registration Statement). The Company sold 9,200,000 Units under the public offering. Each Unit is comprised of one (1) common share and one-half (1/2) of one (1) common share purchase warrant, each whole warrant entitling the holder thereof to acquire an additional common share at a price of $0.35 per common share for a period of two years from the date of issuance. All Units were sold to Canadian residents.

               Within the Prospectus and in the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Company, management provided a fair and adequate summary of the principal Canadian federal income tax considerations generally relevant to a subscriber who purchased Units pursuant to the offering and who, for purposes of the Tax Act and at all relevant times, is resident in Canada, deals at arm's length with the Company and holds the Units as capital property. The Units will generally constitute capital property to a holder thereof unless the holder holds the Units in the course of carrying on a business of buying and selling securities or acquires the Units in a transaction or transactions considered to be an adventure in the nature of trade.

               The summary is based on the current provisions of the Tax Act and the regulations thereunder (the "Regulations"), all proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of the offering (the "Proposed Amendments") and Counsel's understanding of the current published administrative practices of the Canada Revenue Agency (the "CRA"). Except for the Proposed Amendments, the summary does not take into account or anticipate any changes in law or administrative practice, nor does it take into account provincial or territorial tax laws of Canada or the tax laws of any foreign jurisdiction. No assurance can be given that the Proposed Amendments will be enacted as proposed (or at all) or that legislative, judicial or administrative changes will not alter the statements made herein.

               The reader may reference this tax consideration summary on pages 56-59 of the Company’s Prospectus dated May 27, 2005 and attached as an exhibit (15d) to this Registration Statement.

10.F      Dividends and Paying Agents

The holders of common shares are entitled to receive, if, as and when declared by the directors of the Company, non-cumulative dividends at such rate and payable on such date as may be determined from tome to time by the directors. The Company has not declared or paid any dividends on its common shares over the last five years and does not expect to pay any dividends for the foreseeable future.

10.G      Statement by Experts

The Company’s auditor for its financial statements for fiscal periods ended December 31, 2004 and 2003 was Gordon K.W. Gee Ltd., independent Chartered Accountant, 601-325 Howe Street, Vancouver, BC, Canada V6C 1Z7. The audit reports for the noted fiscal periods are included with the related financial statements in this Registration Statement with the consent of Gordon K. W. Gee Ltd. (see Exhibit 15a).

10.H      Document on Display

The Company’s documents referred to and described herein can be inspected during normal working hours at its corporate offices located at 625 Howe Street, Suite #420, Vancouver BC, Canada. Upon the effectiveness of this Form 20-F, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the Securities and Exchange Commission (the “SEC”). The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

10.I      Subsidiary Information

The Company has no subsidiaries as of the date hereof.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not Applicable

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A      Debt Securities

Not Applicable

12.B      Warrants and Rights

Not Applicable

12.C      Other Securities

Not Applicable

12.D      American Depository Shares

Not Applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15. CONTROLS AND PROCEDURES

Not Applicable

ITEM 16. RESERVED

ITEM 16.A AUDIT COMMITTEE FINANCIAL EXPERT

As of the date hereof, Laurence Stephenson, President and CEO serves as the Audit Committee’s financial expert. Mr. Stephenson is not considered to be independent as a consequence of his position as an officer and director with the Company.

ITEM 16.B CODE OF ETHICS

               Sutcliffe adopted a Code of Ethics (“Code”) in third quarter of 2005 applicable to all its employees and directors regardless of position or stock ownership. The Company has historically operated under informal ethical guidelines, under which the Company’s principal executive, financial and accounting officer, are held accountable. In accordance with these informal guidelines, the Company has always promoted honest, ethical and lawful conduct throughout the organization. Certain of the Company’s senior executive and financial officers - Chief Executive Officer and President and Chief Financial Officer - provide services and perform functions that merit a more detailed expression of their duties, because they are singularly responsible for the integrity, accuracy and timeliness of our periodic financial reports to regulators and the investing public. Thus the Company has provided as an exhibit to this Registration Statement, a signed acknowledgement of the applicable officers understanding and acceptance of the Code.

ITEM 16.C PRINCIPAL ACCOUNTANT FEES AND SERVICES

               Gordon K.W. Gee Ltd., independent Chartered Accountant, audited the Company’s financial statements for the fiscal years ended December 31, 2002, 2003 and 2004. The aggregate fees billed for professional services rendered by Mr. Gee in his capacity as the Company’s principal accountant during the last two fiscal years are set forth below. The Company’s Audit Committee pre-approved all of the above amounts billed to the Company prior to incurring the expenses associated therewith.

Audit fees

               The aggregate fees billed for professional services rendered by our principal accountant for the audit of the Company’s annual financial statements and other fees that are normally provided by our principal accountant in connection with our audits during the fiscal years ended December 31, 2004 and 2003 were $9,350 and $10,150, respectively.

Audit Related Fees

               There were no aggregate fees billed for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements, other than amounts previously reported in this Item 16C during the fiscal years ended December 31, 2004 and 2003.

Tax Fees

               The aggregate fees billed for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning during the fiscal years ended December 31, 2004 and 2003 were $400, and $855, respectively.

All Other Fees

               Other fees billed by our principal accountant during the fiscal years ended December 31, 2004 and 2003 amounted to $0 and $6,435, respectively

ITEM 16.D EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not Applicable

ITEM 16.E PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

Not Applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP. The value of the U.S. Dollar in relation to the Canadian Dollar was $1.17 as of October 26, 2005.

The Company’s financial statements, audited and unaudited, as required under ITEM 17 are attached hereto and found immediately following the text of this Registration Statement. The auditor’s reports, where applicable, were prepared by Gordon K.W. Gee Ltd., independent Chartered Accountant, and are included herein immediately preceding the financial statements.

Audited Financial Statements

Auditor’s Reports dated March 23, 2005

Statement of Financial Position at December 31, 2004, 2003 and 2002

Statement of Operations and Deficit for fiscal years ended December 31, 2004, 2003 and 2002 Statement of Changes in Cash Flows for the fiscal years ended December 31, 2004, 2003 and 2002 Notes to the Financial Statements for the fiscal years ended December 31, 2004, 2003 and 2002

Unaudited Financial Statements

Statement of Financial Position at June 30, 2005 and 2004

Statement of Operations and Deficit for six-month period ended June 30, 2005 and 2004 Statement of Changes in Cash Flows for the six-month period ended June 30, 2005 and 2004. Notes to the Financial Statements for the six-month period ended June 30, 2005 and 2004

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17.

ITEM 19. EXHIBITS

19.	B Index to Exhibits

1.0	Articles of Continuance as currently in effect 1.

	a.	Articles of Amendment
	b.	By-Laws

2.0	Instruments defining the rights of holders of the securities being registered - Refer to Exhibit#1

3.0	Voting Trust Agreement – Not Applicable

4.0	Material Contracts 1.

	a.	Harrison Lake Agreement dated March 7, 2003, as amended
	b.	Harrison Lake Joint Venture Agreement dated January 5, 2004, as amended
	c.	Letter Of Intent dated February 5, 2003 with David Fleming, as amended.

5.0	List of Foreign patents - Not Applicable

6.0	Calculation of earnings per share – Not Applicable

7.0	Explanation of calculation ratios – Not Applicable

8.0	List of subsidiaries – Not Applicable

9.0	Statement pursuant to the instructions of Item 8.A.4 – Not Applicable

10.0	Notice required by Rule 104 of Regulation BTR – Not Applicable

11.0	Sutcliffe Resources Ltd. Code of Ethics 1.

12.0	Certifications pursuant to Section 302 of the Sarbanes Oxley-Act

	a.	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

	b.	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.0	Certifications pursuant to Section 906 of the Sarbanes Oxley Act

	a.	Certification of CEO/CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

14.0	Legal Opinion required by Instruction 3 of Item 7B – Not Applicable

15.0	Other Exhibits

	a.	Consent of Gordon K. W. Gee Ltd., Chartered Accountant
	b.	Stock Option Plan dated December 31, 2003 [1]
	c.	Escrow Agreement dated December 1, 2003 [1]
	d.	Sutcliffe Resources Ltd. Prospectus dated May 27, 2005 [1]

1. Incorporated by reference from the Company’s Registration Statement on Form 20-F filed with the Securities and Exchange Commission on October 13, 2005.

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Sutcliffe Resources Ltd.
Registrant

Dated: December 21, 2005	Signed:	/s/ LAURENCE STEPHENSON
Laurence Stephenson
Chairman, President & CEO

SUTCLIFFE RESOURCES LTD.
INTERIM FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED
JUNE 30, 2005 and JUNE 30, 2004

(Unaudited – Prepared by Management)

To the Shareholders of Sutcliffe Resources Ltd.

These financial statements for the second quarter ended June 30, 2005, comprised of the balance sheet and the statements of operations and deficit as well as changes in cash flows, have been compiled by management. These financial statements, along with the accompanying notes have been reviewed and approved by the members of the Company’s audit committee. In accordance with Canadian Securities Administrators National Instrument 51-102, the Company discloses that these unaudited financial statements have not been reviewed by the Company’s auditors.

Vancouver, B.C.
22 August 2005	MANAGEMENT OF SUTCLIFFE RESOURCES LTD.

SUTCLIFFE RESOURCES LTD.
INTERIM BALANCE SHEET
JUNE 30, 2005
(Unaudited – Prepared by Management)

	(Unaudited)	(Audited)
	June 30, 2005 $	Dec 31, 2004 $
ASSETS
CURRENT
Cash	1,677,817	50,248
Accounts receivable	14,821	14,438
Prepaid expenses	136,000	50,000
	1,828,638	114,686

MINERAL INTERESTS (Note 3)	473,779	357,680
	2,302,417	472,366

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	232,482	115,095
Loans payable (Note 4)	191,844	336,843
	424,326	451,938

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 5)	7,840,117	5,753,710
CONTRIBUTED SURPLUS	117,396	122,500
DEFICIT	(6,079,422)	(5,855,782)
	1,878,091	20,428
	2,302,417	472,366

(See accompanying notes to the interim financial statements)

APPROVED BY THE DIRECTORS:

“Laurence Stephenson”                Director “Glen Indra”                Director

SUTCLIFFE RESOURCES LTD.
INTERIM STATEMENT OF OPERATIONS AND DEFICIT
FOR THE SECOND QUARTER ENDED JUNE 30
(Unaudited – Prepared by Management)

	Second Quarter ended		Six months ended
	June 30	June 30	June 30	June 30
	2005 $	2004 $	2005 $	2004 $

GENERAL AND ADMINISTRATIVE EXPENSES
Professional fees	31,249	-	40,999	-
Consulting fees	16,308	-	16,308	-
Management fees	7,500	7,500	15,000	15,000
Financing fees	53,874	-	53,874	-
Office and rent	9,717	-	12,717	1,216
Investor relations and communications	324	-	324	-
Regulatory and transfer agent fees	29,830	2,557	36,663	8,733
Automotive	450	564	913	1,128
Bank charges and interest	398	67	1,256	138
Interest on demand loans	27,647	-	45,772	-
Interest income	(109)	-	(186)	-

NET LOSS FOR THE PERIOD	177,188	10,688	223,640	26,215

DEFICIT, beginning of period	5,902,234	5,765,466	5,855,782	5,749,939

DEFICIT, end of period	6,079,422	5,776,154	6,079,422	5,776,154

Loss per share	0.0137	0.0009	0.0182	0.0037

Weighted average number of shares	12,920,264	11,633,900	12,299,470	7,074,165

(See accompanying notes to the interim financial statements)

SUTCLIFFE RESOURCES LTD.
INTERIM STATEMENT OF CHANGES IN CASH FLOWS
FOR THE SECOND QUARTER ENDED JUNE 30
(Unaudited – Prepared by Management)

	Second Quarter ended		Six months ended
	June 30	June 30	June 30	June 30
	2005 $	2004 $	2005 $	2004 $

OPERATING ACTIVITIES

Net Loss	(177,188)	(10,688)	(223,640)	(26,215)
Increase (Decrease) in non-cash working
capital items
Accounts receivable	(12,685)	(1,285)	(383)	(27,472)
Prepaid expenses	(86,000)	-	(86,000)	(40,000)
Related party transactions	-	26,500	-	59,409
Accounts payable and accrued liabilities	83,020	(51,871)	117,387	24,469

	(192,853)	(37,344)	(192,636)	(9,809)

FINANCING ACTIVITIES
Subscriptions payable		-		(1,000,710)
Issuance of shares net of issue costs	2,051,303	-	2,081,303	1,122,310
Loans payable	(144,999)	105,000	(144,999)	(75,000)

	1,906,304	105,000	1,936,304	46,600

INVESTING ACTIVITIES
Mineral interests (Note 3)	(72,588)	(37,098)	(116,099)	(55,548)

	(72,588)	(37,089)	(116,099)	(55,548)

INCREASE (DECREASE) IN CASH	1,640,863	30,558	1,627,569	(18,757)

CASH, beginning of period	36,954	444	50,248	49,759

CASH, end of period	1,677,817	31,002	1,677,817	31,002

(See accompanying notes to the interim financial statements)

SUTCLIFFE RESOURCES LTD.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED JUNE 30, 2005 and 2004
(Unaudited – Prepared by Management)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

	a)	Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the period end exchange rate, non-monetary assets are translated at historical exchange rates and all income and expenses are translated at average exchange rates prevailing during the period. Foreign currency translation adjustments are included in income.

	b)	Loss Per Share

Loss per share has been calculated based on the weighted average number of shares outstanding.

	c)	Fair Value of Financial Instruments

The respective carrying value of certain on-balance sheet financial instruments approximate their fair values. These financial statements include cash, receivables, advances receivable, cheques issued in excess of cash, accounts payable and property obligations payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. Unless otherwise noted, fair values were assumed to approximate carrying values for these financial instruments since they are short term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand.

	d)	Deferred Costs

The company follows the practice of capitalizing all costs related to exploration projects, until such time as the project is put into commercial production, sold or abandoned. If commercial production commences, capitalized costs will be amortized on a unit-of-production basis. When mineral properties are abandoned, the related capitalized costs are expensed.

	e)	Future Income Taxes

The company recognizes income taxes using an asset and liability approach. Future income tax assets and liabilities are computed annually for differences between the financial statements and tax bases using enacted tax laws and rates applicable to the periods in which the differences are expressed to affect taxable income, and where there is relative certainty the losses will be realized.

	f)	Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. The assets which required management to make significant estimates and assumptions in determining carrying values included interests in mineral properties.

	g)	Stock-based Compensation

The Company recognizes and values stock-based compensation on the Black-Scholes model of option pricing, as recommended by the CICA Handbook Section 3870.

SUTCLIFFE RESOURCES LTD.	Page 2
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED JUNE 30, 2005 and 2004
(Unaudited – Prepared by Management)

2.	NATURE OF OPERATIONS AND CONTINUANCE OF OPERATIONS

The Company was incorporated in British Columbia on February 6, 1996. By Articles of Continuances effective June 3, 1996, the Company was continued in Ontario under the Business Corporation Act (Ontario). On November 4, 1996, the Company was continued in Alberta under the name Latin American Mining Investment Corporation. On February 18, 1997, the Company was extra-provincially registered in British Columbia. Through Articles of Amendment dated effective January 5, 1999, the Company effected a consolidation of its issued and outstanding share capital on the basis of one (1) new common share for each ten (10) common shares formerly issued and outstanding and changed its name to “Sutcliffe Resources Ltd.”

The continued operation of the Company is dependent upon the acquisition and discovery of economically recoverable mineral properties and reserves, confirmation of the Company's interest in underlying mineral claims, the ability of the Company to obtain necessary financing to complete property development and upon further profitable production.

3.	MINERAL INTERESTS

	a)	Beale Lake Property, Liard Mining District, British Columbia

By a Letter of Intent dated February 5, 2003, and amended by addendum on September 15, 2004, the Company received an option to acquire a 100% undivided interest in 2 mineral claims known as the Beale Lake property located in the Liard Mining District of British Columbia, subject to a 2 ½% net smelter return royalty payable to the vendor, and for the following payments and share issuances:

Date	Payment	Share Issuance
On signing Letter of Intent	$ 7,500 (paid)	nil
September 30, 2003	$15,000 (paid)	nil
June 30, 2004	$17,500 (paid)	nil
Closing of Prospectus Offering	nil	150,000 common shares (issued)
June 30, 2005	$30,000 (paid)	100,000 “ “ (issued)
June 30, 2006	$50,000	100,000 “ “

An exploration program totaling $1,550,000 is to be completed as follows:

Date	Expenditure	Expended todate
October 31, 2005	$300,000	$ 74,696
October 31, 2006	$350,000
October 31, 2007	$400,000
October 31, 2008	$500,000

A bonus of 650,000 common shares are payable to the vendor in the event that a positive feasibility study is completed and/or commercial production is attained. The 2 ½% net smelter return royalty is payable with a buyout for 1% (40% of the total net smelter return royalty) upon the payment of $1,000,000.

SUTCLIFFE RESOURCES LTD.	Page 3
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED JUNE 30, 2005 and 2004
(Unaudited – Prepared by Management)

3.	MINERAL INTERESTS (continued)

	b)	Harrison Property

By a Sale, Purchase and Assignment Agreement dated March 7, 2003 and amended on November 5, 2004, the Company received the exclusive right to purchase a 50% interest in 92 contiguous mineral claims comprising 906 claim units, situated in the New Westminster Mining District near Harrison Lake, British Columbia, subject to a 2% net smelter royalty as well as other royalties to the vendor. The terms required an initial payment of $5,000 by September 5, 2003 (paid), additional payment of $20,000 by November 30, 2004 (paid), the issuance of 200,000 common shares by March 15, 2005 (issued) and a minimum work program of $300,000 plus filing fees for assessment purposes to be completed by December 31, 2005.

	c)	Mineral Interest expenditure breakdown:

	Beale Lake $	Harrison $	Total $

Balance, December 31, 2004	112,673	245,007	357,680

Property Acquisition Costs (cash)	30,000	-	30,000
Property Acquisition Costs (shares)	37,500	30,000	67,500
Assays and Reports	2,023	300	2,323
Equipment Rental and Supplies	-	5,573	5,573
Field Personnel	-	2,520	2,520
Geophysical Survey	-	8,183	8,183

Net Mineral Interest Costs for the Period	69,523	46,576	116,099
Balance, June 30, 2005	182,196	291,583	473,779

4.	LOANS PAYABLE

The loans payable are unsecured amounts owing to unrelated parties with variable interest rates and are due on demand.

SUTCLIFFE RESOURCES LTD.	Page 4
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED JUNE 30, 2005 and 2004
(Unaudited – Prepared by Management)

5.	SHARE CAPITAL

	a)	Authorized - Unlimited common shares without par value

	b)	Issued - 21,833,900 common shares as follows:

	SHARES
	#	$

Balance, December 31, 2004	11,633,900	5,753,710
Issued pursuant to Initial Public Offering	9,700,000	2,425,000
(less share issuance costs)	-	(423,697)
Issued for cash, exercise of options	50,000	12,500
Issued pursuant to property agreements	450,000	67,500
Reclassification of contributed surplus due
to exercise of stock options	-	5,104

Balance, June 30, 2005	21,833,900	7,840,117

c)	Shares Held In Escrow

A total of 2,100,000 common shares issued at nominal cost to the directors of the Company and, an additional 1,572,000 common shares beneficially owned, directly or indirectly, by directors and officers are subject to escrow agreements. As of June 30, 2005, 367,200 shares of the total 3,672,000 shares have been released from escrow and 3,304,800 shares remain in escrow.

d)	Stock Options

There are 1,150,000 director and employee stock options available which may be exercised to purchase one common share at $0.25 per share until December 30, 2008.

The Company accounts for its stock option plan under the fair value method and uses the Black-Scholes Model for calculating the fair value of the options based on the following;

- Risk-free interest rate	5%
- Expected life of options	5 years
- Expected volatility	33.3%

Contributed Surplus

	Jun 30,	Dec 31,
	2005 $	2004 $
Balance – beginning	122,500	122,500
Stock options – granted and vested	-	-
Stock options – exercised	(5,104)	-
	(5,104)	-
Balance – ending	117,396	122,500

SUTCLIFFE RESOURCES LTD.	Page 5
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED JUNE 30, 2005 and 2004
(Unaudited – Prepared by Management)

5.	SHARE CAPITAL (continued)

	e)	Warrants

There are 6,771,400 warrants outstanding from the non-brokered private placement of 6,771,400 units which were issued March 31, 2004. Each warrant is exercisable to purchase one common share at a price of $0.25 for a period of two years from the date of issuance.

There are 4,600,000 warrants outstanding from the units sold pursuant to the initial public offering and an additional 250,000 warrants outstanding from the Corporate Finance Units which were paid to the agents at the closing of the offering, each warrant is exercisable to purchase one common share at a price of $0.35 until June 21, 2007. There are also 1,104,000 agent’s warrants outstanding which were issued pursuant to the offering, each agent’s warrant is exercisable to purchase one common share at a price of $0.25 until June 21, 2007.

	f)	Flow-through Shares

As part of the initial public offering, the Company issued 3,000,000 flow-through shares to finance some of its exploration activities. The Company will renounce the tax deductions arising from these flow-through expenditures to the flow-through subscribers.

6.	INCOME TAXES

The Company has non-capital income tax losses which may be applied against future taxable income. The potential income tax benefits arising from these losses carry forward and expire between 2005 and 2009 and have not been reflected as future income tax assets on these financial statements.

7.	RELATED PARTY TRANSACTIONS

For the year to date ended June 30, 2005, the Company paid $15,000 for management fees to a company controlled by a director.

8.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, refundable deposits, accounts payable and accrued liabilities, and loans payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying value, unless otherwise noted.

9.	SUBSEQUENT EVENTS

In July, 2005, the Company granted 3,200,000 share purchase options at an exercise price of $0.25 per share to directors, officers and consultants. In August, 2005, the Company received $41,750 pursuant to the exercise of 167,000 share purchase warrants with a March 31, 2006 expiry date.

SUTCLIFFE RESOURCES LTD.	Page 6
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED JUNE 30, 2005 and 2004
(Unaudited – Prepared by Management)

10.	UNITED STATES ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (CDN GAAP) which, in these financial statements, conform in all material respects with those in the United States (US GAAP), except as follows:

	a)	Exploration Expenditures

Under CDN GAAP, exploration expenditures are capitalized until the property is sold or abandoned. If developed, the deferred expenditures are amortized over the expected benefit period. If there can be no assurance of the commencement of operations, US GAAP requires that exploration expenditures be expensed as incurred until it is determined that commercially viable operations exist and the expenditures then incurred are recoverable.

	b)	Flow-through Shares and Future Income Tax Recovery

Under Canadian GAAP flow-through shares are recorded at the value of compensation received less an amount equal to future income tax liability resulting from the related renunciation of qualified exploration expenditures as a reduction in share capital. The Company also recognizes in operations the realization of future income tax benefits of previously unrecorded future income tax assets on the date of renouncement of the expenditures to the flow-through share investors. Under US GAAP flow-through shares have a carrying value equal to that of non flow-through shares and the difference between the fair value of the shares and the value of compensation received is reported as a recovery of deferred tax benefit on the statement of operations. As the value of the compensation received for flow-through shares issued during the year was equal to the fair value of non flow-through shares on the date issued, no recovery of deferred tax benefit is required for US GAAP purposes.

	c)	Comprehensive Income

Under US GAAP, SFAS No. 130 requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a year expect those resulting from investments by owners and distribution to owners. There is no similar concept under Canadian GAAP. The Company has determined that it had no comprehensive income other than the loss in any of the years presented.

	d)	Interest expense on related party debt

Under US GAAP, in the absence of an established interest rate, the present value of the loan is determined by discounting the loan using an imputed rate of interest. The imputed interest rate used is one that approximates the rate that an independent borrower and lender would have negotiated in a similar transaction. Any difference between the face amount of the loan and its present value is accounted for as a discount or premium and amortized over the term of the loan. The Company had no interest expense on related party debt in any of the years presented.

SUTCLIFFE RESOURCES LTD.	Page 7
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED JUNE 30, 2005 and 2004
(Unaudited – Prepared by Management)

10.	UNITED STATES ACCOUNTING PRINCIPLES (continued)

	e)	Escrow Shares

Under CDN GAAP shares issued with escrow restrictions are recorded at their issued price and are not revalued upon release from escrow. Under US GAAP escrow shares which are released upon the Company meeting certain criteria (performance-based) are considered to be contingently issuable. These shares are excluded from the weighted average shares calculation and the difference between the fair market value of the shares at the time of their release from escrow and the shares’ original issue price (being the market price at that time) is accounted for as a compensation expense and share capital at the time shares are released from escrow. The Company’s escrow shares are not performance-based and therefore no adjustments have been made to the calculation of loss per share.

	f)	The following summarizes the balance sheet items with material variations under US GAAP:

	June 30	December 31
	2005 $	2004 $
Share capital	7,840,117	5,753,710
Additional paid-in capital	117,396	122,500
Deficit	(6,418,201)	(6,175,962)

g)	The following table summarizes the effect on net loss after considering the US GAAP adjustments:

	Six months ended
	June 30	June 30
	2005 $	2004 $
Net loss under CDN GAAP	(223,640)	(26,215)
US GAAP material adjustments:
Resource property expenditures	(18,599)	(38,048)
Shares for resource property	-	-
Cash payments for resource property	-	-
Net Loss under US GAAP	(242,239)	(64,263)
Loss per share under US GAAP	(0.0197)	(0.0091)

h)	The following table summarizes the effect on shareholders’ equity (deficiency) after considering the US GAAP adjustments:

	Share	Additional	Accumulated	Total Shareholders’
	Capital	paid-in	Deficit	equity (Deficiency)
	$	Capital $	$	$

Balance – December 31, 2004	5,753,710	122,500	(6,175,962)	(299,752)

Share capital issued under CDN GAAP	2,081,303	-	-	2,081,303
Reduction in contributed surplus due to
exercise of stock options under CDN
GAAP	5,104	(5,104)	-	-
Net loss under CDN GAAP	-	-	(223,640)	(223,640)
US GAAP material adjustments:
* Resource property costs expensed	-	-	(18,599)	(18,599)
Balance – June 30, 2005	7,840,117	117,396	(6,418,201)	1,539,312

SUTCLIFFE RESOURCES LTD.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2004, 2003 AND 2002

(Exploration Stage Company)
(Presented in Canadian Dollars)

GORDON K.W. GEE
Chartered Accountant	#601 -325 Howe Street Vancouver, BC V6C 1Z7
An Incorporated Professional	Telephone: (604) 689 -8815 Facsimile: (604) 689 -8838
Email: gkwg@telus.net

AUDITOR’S REPORT

To the Board of Directors and Shareholders of Sutcliffe Resources Ltd.:

I have audited the accompanying balance sheet of Sutcliffe Resources Ltd. as at 31 December 2004 and 2003 and the related statements of operations and deficit, cash flow and changes in shareholders’ equity and comprehensive income for the years ended 2004,2003 and 2002. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted my audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (US). Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of Sutcliffe Resources Ltd. as at 31 December 2004 and 2003 and the results of the operations and deficit, cash flows and changes in shareholders’ equity for the years ended 31 December 2004, 2003 and 2002, in conformity with generally accepted accounting principles accepted in the Canada. As required by the Companies Act of Alberta, I report that, in my opinion, these principles have been applied on a basis consistent with that of the preceding year.

“Gordon K.W. Gee Ltd.”
CHARTERED ACCOUNTANT

Vancouver, B.C., Canada
23 March 2005

GORDON K.W. GEE
Chartered Accountant	#601-325 Howe Street Vancouver, BC V6C 1Z7
An Incorporated Professional	Telephone: (604) 689 -8815 Facsimile: (604) 689 -8838
Email: gkwg@telus.net

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADIAN-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the financial statements. My report to the shareholders dated 23 March 2005 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the financial statements.

“Gordon K.W. Gee Ltd.”
CHARTERED ACCOIUNTANT

Vancouver, B.C., Canada
23 March 2005

SUTCLIFFE RESOURCES LTD.

BALANCE SHEETS

DECEMBER 31, 2004, 2003 AND 2002

(Exploration Stage Company)
(Presented in Canadian Dollars)

	2004	2003	2002
	$	$	$

ASSETS

CURRENT ASSETS
Cash	50,248	49,759	62
Accounts receivable	14,438	53,585	16,223
Prepaid expenses	50,000	-	-
	114,686	103,344	16,285
DUE FROM RELATED PARTIES	-	30,909	-
MINERAL PROPERTIES (Note 3)	357,680	129,585	-
	472,366	263,838	16,285

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	115,095	62,863	91,588
Loans payable (Note 4)	336,843	180,000	782,533
Due to related parties	-	-	19,593
	451,938	242,863	893,714
SUBSCRIPTIONS PAYABLE	-	1,000,710	-
	451,938	1,243,573	893,714

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 5)	5,753,710	4,631,400	4,631,400
CONTRIBUTED SURPLUS	122,500	122,500	-
DEFICIT	(5,855,782)	(5,733,635)	(5,508,829)
	20,428	(979,735)	(877,429)
	472,366	263,838	16,285

APPROVED BY THE DIRECTORS:

”Glen Indra”
Glen Indra, Director

”Laurence Stephenson”
Laurence Stephenson, Director

See accompanying notes to the financial statements

SUTCLIFFE RESOURCES LTD.

STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Exploration Stage Company)
(Presented in Canadian Dollars)

	2004	2003	2002
	$	$	$

EXPENSES
Consulting fees	8,000	9,355	-
Travel and automotive	5,655	2,114	6,487
Rent and office services	637	10,592	-
Stock-based compensation	-	122,500	-
Professional fees	7,638	32,307	28,000
Transfer and regulatory fees	15,800	2,935	250
Management fees	30,000	30,000	27,000
Interest and bank charges	829	245	262
Interest on demand loans	-	14,758	63,789
Financing fees	2,072	-	-
LOSS BEFORE THE FOLLOWING	70,631	224,806	125,788
Write-off of amounts receivable net of debt settlement	35,314	-	-
Other income	(102)	-	-
Mineral interests abandoned	-	-	50,400
Gain on debt settlement liabilities written-off	-	-	(50,279)
NET LOSS	105,843	224,806	125,909

DEFICIT – Beginning of year as restated.	5,733,635	5,508,829	5,382,920
Adjustment for accounting estimates (Note 9)	16,304	16,304	-
DEFICIT – Beginning of year, as restated.	5,749,939	5,525,133	5,382,920

DEFICIT – END OF YEAR	5,855,782	5,749,939	5,508,829

LOSS PER SHARE	0.011	0.093	0.052

See accompanying notes to the financial statements

SUTCLIFFE RESOURCES LTD.

STATEMENTS OF CHANGES IN CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Exploration Stage Company)
(Presented in Canadian Dollars)

	2004	2003	2002
	$	$	$
OPERATING ACTIVITIES
Net Loss	(105,843)	(224,806)	(125,909)
Add non cash items:
Stock-based compensation	-	122,500	-
Adjustment for accounting estimates	(16,304)	-	-
	(122,147)	(102,306)	(125,909)
Cash provided by changes in non-cash working capital items:
Accounts receivable	39,147	(37,362)	257
Related parties	30,909	(50,502)	11,000
Prepaid expenses	(50,000)	-	-
Loans payable on demand	156,843	(602,533)	139,231
Accounts payable and accrued liabilities	52,232	(28,725)	(29,892)
	106,984	(821,428)	(6,313)

INVESTING ACTIVITIES
Mineral interests	(228,095)	(129,585)	-

FINANCING ACTIVITIES
Subscriptions payable	(1,000,710)	1,000,710	-
Issuance of shares net of issue costs	1,122,310	-	-
	121,600	1,000,710	-

INCREASE (DECREASE) IN CASH	489	49,697	(6,313)
CASH – beginning	49,759	62	6,375
CASH – ending	50,248	49,759	62

See accompanying notes to the financial statements

SUTCLIFFE RESOURCES LTD.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Exploration Stage Company)
(Presented in Canadian Dollars)

	2004	2003	2002
	$	$	$

(Loss) for the Year	(105,843)	(224,806)	(125,909)
Adjustment for accounting estimates	(16,304)
Issuance of share capital	1,122,310	-	-
Contributed Surplus	-	122,500	-
SHAREHOLDERS’ DEFICIT, Beginning of year	(979,735)	(877,429)	(751,520)

SHAREHOLDERS’ DEFICIT, End of year	20,428	(979,735)	(877,429)

See accompanying notes to the financial statements

SUTCLIFFE RESOURCES LTD.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Exploration Stage Company)
(Presented in Canadian Dollars)

Note 1	NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated in British Columbia on February 6, 1996. By Articles of Continuances effective June 3, 1996, the Company was continued in Ontario under the Business Corporation Act (Ontario). On November 4, 1996, the Company was continued in Alberta under the name Latin American Mining Investment Corporation. On February 18, 1997, the Company was extra-provincially registered in British Columbia.

The Company’s financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The continued operation of the Company is dependent, also, upon continued creditor support, the acquisition and discovery of economically recoverable mineral properties and reserves, confirmation of the Company's interest in underlying mineral claims, the ability of the Company to obtain necessary financing to complete property development and upon further profitable production. The Company is dependent upon its ability to secure equity and/or debt financing and there are no assurances that the Company will be successful, without sufficient financing it would be unlikely for the Company to continue as a going concern.

The officers and directors are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such person may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the period end exchange rate, non-monetary assets are translated at historical exchange rates and all income and expenses are translated at average exchange rates prevailing during the period. Foreign currency translation adjustments are included in income.

b) Loss Per Share

Loss per share has been calculated based on the weighted average number of shares outstanding.

c) Fair Value of Financial Instruments

The respective carrying value of certain on-balance sheet financial instruments approximate their fair values. These financial statements include cash, receivables, advances receivable, cheques issued in excess of cash, accounts payable and property obligations payable.

SUTCLIFFE RESOURCES LTD.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 2 -

Note 2	SUMMARY OF SIGNIFICANT ACOUNTING POLICIES (continued)

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. Unless otherwise noted, fair values were assumed to approximate carrying values for these financial instruments since they are short term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand.

d) Deferred Costs

The company follows the practice of capitalizing all costs related to exploration projects, until such time as the project is put into commercial production, sold or abandoned. If commercial production commences, capitalized costs will be amortized on a unit-of-production basis. When mineral properties are abandoned, the related capitalized costs are expensed.

e) Future Income Taxes

The company recognizes income taxes using an asset and liability approach. Future income tax assets and liabilities are computed annually for differences between the financial statements and tax bases using enacted tax laws and rates applicable to the periods in which the differences are expressed to affect taxable income, and where there is relative certainty the losses will be realized.

f) Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

g) Stock-based Compensation

The company recognizes and values stock-based compensation on the Black-Scholes model of option pricing, as recommended by the CICA Handbook Section 3870.

SUTCLIFFE RESOURCES LTD.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE – 3 –

Note 3	MINERAL PROPERTIES

a) Beale Lake Property, Liard Mining District, British Columbia

By a Letter of Intent dated February 5, 2003 and amended by addendum on 15 September 2004, the Company received an option to acquire a 100% undivided interest in 2 mineral claims known as the Beale Lake property located in the Liard District of British Columbia, subject to a 2 1/2% net smelter return royalty payable to the vendor, and for the following payments and share issuances:

Date	Payment	Share Issuance

On signing Letter of Intent	$ 7,500 (paid)	nil
September 30, 2003	$15,000 (paid)	nil
June 30, 2004	$17,500 (paid)	nil
Closing of Prospectus Offering	nil	150,000 common shares
June 30, 2005	$30,000	100,000 “ “
June 30, 2006	$50,000	100,000 “ “

An exploration program totaling $1,550,000 is to be completed as follows:

Date	Expenditure	Expended todate

October 31, 2005	$300,000	$ 72,673
October 31, 2006	$350,000
October 31, 2007	$400,000
October 31, 2008	$500,000

A bonus of 650,000 common shares are payable to the vendor in the event that a positive feasibility study is completed and/or commercial production is attained. The Company, upon the payment of $1,000,000, also has the option to buyout 1% of the net smelter return royalty (40% of the total net smelter return royalty).

b) Harrison Property

By a Sale, Purchase and Assignment Agreement dated March 7, 2003 and amended on November 5, 2004, the company received the exclusive right to purchase a 50% interest in 92 contiguous mineral claims comprising 906 claim units, situated in the New Westminster Mining District near Harrison Lake, British Columbia, subject to a 2% net smelter royalty as well as other royalties to the vendor.

SUTCLIFFE RESOURCES LTD.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE – 4 –

Note 3	MINERAL PROPERTIES (continued)

The terms required an initial payment of $5,000 by September 5, 2003 (paid), additional payment of $20,000 by November 30, 2004 (paid), the issuance of 200,000 common shares by March 15, 2005 and minimum work program of $300,000 plus filing fees for assessment purposes to be completed by December 31, 2005. During November and December of 2004, the Company and the co-purchaser of the Harrison Property expended $203,280 on an airborne geophysical survey of which the Company’s portion was $103,280

c) Mineral Interest expenditure breakdown:

	Beale Lake $	Harrison $	Total $
Balance, December 31, 2002	-	-	-

• Property acquisition costs (cash)	22,500	5,000	27,500
• Consulting and engineering	41,450	8,575	50,025
• Equipment rental and supplies	16,177	12,904	29,081
• Field personnel	8,457	7,933	16,390
• Helicopter expenses	6,589	-	6,589
Balance, December 31, 2003	95,173	34,412	129,585

Property acquisition costs (cash)	17,500	20,000	37,500
Consulting and engineering	-	43,861	43,861
Equipment rental and supplies	-	1,690	1,690
Field personnel	-	1,794	1,794
Filing fees	-	41,470	41,470
Geophysical survey	-	103,280	103,280
Miscellaneous expenses	-	1,500	1,500
	17,500	213,595	231,095
• Less: mineral interests abandoned	-	3,000	3,000
Net mineral interests for the year	17,500	210,595	228,095
Balance, December 31, 2004	112,673	245,007	357,680

Note 4	LOANS PAYABLE

The loans payable are unsecured amounts owing to unrelated parties with variable interest rates and are due on demand.

SUTCLIFFE RESOURCES LTD.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE – 5 –

Note 5	SHARE CAPITAL

a) Authorized – unlimited number of common shares without nominal or par value

b) Issued – 11,633,900 common shares as follows:

	# Shares	$
Balance, December 31, 2001, 2002 and 2003	2,412,500	4,631,400
Issued for cash pursuant to private placement (net of issue	6,771,400	921,310
costs)
Issued for cash, escrowed shares	2,100,000	21,000
Issued as shares for debt	1,200,000	180,000
Cancelled, “old escrow and property earn-out” shares	(850,000)	-
Balance, December 31, 2004	11,633,900	5,753,710

c) Shares held in escrow

A total of 2,100,000 new escrow shares have been subscribed for at $0.01 per share (a total of 850,000 “old escrow and property earn-out” shares were cancelled) and are subject to escrow agreements and may not be transferred, assigned or otherwise dealt with without the consent of the regulatory body having jurisdiction thereon. The terms of release from escrow are as follows: 10% on the date on which the company’s shares are listed for trading (the “Listing Date”) and 15% every six months after the initial release so that all escrowed shares will have been released 36 months from the Listing Date.

d) Stock options

Director and employee stock options to acquire 1,200,000 common shares have been granted and may be exercised to purchase common shares at $0.25 per share until December 30, 2008. The Company accounts for its stock option plan under the fair value method and uses the Black-Scholes Model for calculating the fair value of the options based on the following;

- Risk-free interest rate                                  5%
- Expected life of options                              5 years
- Expected volatility                                       33.3%

e) Warrants

There are 6,771,400 warrants outstanding from the non-brokered private placement of 6,771,400 units, which were issued March 31, 2004. Each warrant is exercisable to purchase one common share at a price of $0.25 for a period of two years from the date of issuance.

SUTCLIFFE RESOURCES LTD.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE – 6 –

Note 6	INCOME TAXES

The Company has non-capital income tax losses, which may be applied against future taxable income. The potential income tax benefits arising from these losses carry forward and expire between 2005 and 2009 and have not been reflected as future income tax assets on these financial statements.

Note 7	RELATED PARTY TRANSACTIONS

Management fees charged by a director totaled $30,000 for the year (2003 - $30,0000 and 2002 - $27,000).

Note 8	COMMITMENTS

The Company has verbally agreed to lease premises from a related party on a month to month basis.

Note 9	ADJUSTMENT FOR ACCOUNTING ESTIMATES

Goods and Services Tax (GST)was accrued for the years 1999 to 2003. However, the company was deregistered in those years for GST. The adjustment represents the estimate of Input Tax Credits that would have been recoverable in those years. As the Company was deregistered, the amount accrued has been written-off to the statement of operations.

Note 10	SUBSEQUENT EVENTS

On 15 March 2005, the Company issued 200,000 common shares to the seller of the Harrison Property in accordance with the conditions of the underlying agreement.

Note 11	UNITED STATES ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (CDN GAAP) which, in these financial statements, conform in all material respects with those in the United States (US GAAP), except as follows:

a)	Exploration Expenditures

Under Canadian GAAP, mineral exploration expenditures are capitalized or considered to be investing cash flows until the property is sold or abandoned. If developed, the deferred expenditures are amortized over the expected benefit period. If there can be no assurance of the commencement of operations, US GAAP requires that exploration expenditures be expensed as incurred, or is considered as operating cash flow, until it is determined that commercially viable operations exist and the expenditures then incurred are recoverable. For 2004, the Company has adopted EITF 04-2 for treating mineral property acquisition costs as tangible assets for US GAAP purposes.

SUTCLIFFE RESOURCES LTD.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Exploration Stage Company)
(Presented in Canadian Dollars)

NOTE 11	UNITED STATES ACCOUNTING PRINCIPLES (continued)

b)	Flow-through Shares and Future Income Tax Recovery

Under Canadian GAAP flow-through shares are recorded at the value of compensation received less an amount equal to future income tax liability resulting from the related renunciation of qualified exploration expenditures as a reduction in share capital. The Company also recognizes in operations the realization of future income tax benefits of previously unrecorded future income tax assets on the date of renouncement of the expenditures to the flow-through share investors. Under US GAAP flow-through shares have a carrying value equal to that of non flow-through shares and the difference between the fair value of the shares and the value of compensation received is reported as a recovery of deferred tax benefit on the statement of operations.

c)	Comprehensive Income

Under US GAAP, SFAS No. 130 requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a year except those resulting from investments by owners and distribution to owners. There is no similar concept under Canadian GAAP. The Company has determined that it had no comprehensive income other than the loss in any of the years presented.

d)	Interest expense on related party debt

Under US GAAP, in the absence of an established interest rate, the present value of the loan is determined by discounting the loan using an imputed rate of interest. The imputed interest rate used is one that approximates the rate that an independent borrower and lender would have negotiated in a similar transaction. Any difference between the face amount of the loan and its present value is accounted for as a discount or premium and amortized over the term of the loan.

e)	Escrow Shares

Under CDN GAAP shares issued with escrow restrictions are recorded at their issued price and are not revalued upon release from escrow. Under US GAAP escrow shares which are released upon the Company meeting certain criteria are considered to be contingently issuable. These shares are excluded from the weighted average shares calculation and the difference between the fair market value of the shares at the time of their release from escrow and the shares’ original issue price (being the market price at that time) is accounted for as a compensation expense and share capital at the time shares are released from escrow.

SUTCLIFFE RESOURCES LTD.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Exploration Stage Company)
(Presented in Canadian Dollars)

NOTE 11	UNITED STATES ACCOUNTING PRINCIPLES (continued)

The release of the Company’s escrow shares is not performance-based and therefore no adjustments have been made to the calculation of loss per share.

f)	The following summarizes the balance sheet items under US GAAP:

	2004 $	2003 $	2002 $
Mineral property	-	-	-
Share capital	5,753,710	4,631,400	4,631,400
Additional paid-in capital	122,500	122,500	-
Deficit	(6,175,962)	(5,863,220)	(5,508,829)

g)	The following table summarizes the effect on loss of differences between CDN and US GAAP, as stated in Statement of Position 98-5, “Reporting on the Costs of Start-up Activities”:

	2004 $	2003 $	2002 $
Loss under CDN GAAP	(105,843)	(224,806)	(125,909)
US GAAP material adjustments:
• Write-off of mineral property expenditures	(190,595)	(102,085)	-
• Cash for mineral property	-	(27,500)	-
Net Loss under US GAAP	(296,438)	(354,391)	(125,909)
Loss per share under US GAAP	0.032	0.147	0.052

Weighted average number of shares under US GAAP	9,366,343	2,412,500	2,412,500

SUTCLIFFE RESOURCES LTD.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Exploration Stage Company)
(Presented in Canadian Dollars)

NOTE 11	UNITED STATES ACCOUNTING PRINCIPLES (continued)

h)	The following table summarizes the effect on shareholders’ equity (deficiency) after considering the US GAAP adjustments:

	Share	Additional	Accumulated	Total
	Capital	paid-in	Deficit	S/holders’
		Capital		equity
				(Deficit)
	$	$	$	$

Balance – December 31, 2001	4,631,400	-	(5,382,920)	(751,520)

Net loss under CDN GAAP	-	-	(125,909)	(125,909)
Balance – December 31, 2002	4,631,400	-	(5,508,829)	(877,429)

Contributed surplus under CDN GAAP	-	122,500	-	122,500
Net loss under CDN GAAP	-	-	(224,806)	(224,806)
US GAAP material adjustments:
• Mineral property costs expensed	-	-	(129,585)	(129,585)
Balance – December 31, 2003	4,631,400	122,500	(5,863,220)	(1,109,320)

Share capital issued under CDN GAAP	1,122,310	-	-	1,122,310
Net loss under CDN GAAP	-	-	(105,843)	(105,843)
Adjustment for accounting estimates	-	-	(16,304)	(16,304)
US GAAP material adjustments:
• Mineral property costs expensed	-	-	(190,595)	(190,595)
Balance – December 31, 2004	5,753,710	122,500	(6,175,962)	(299,752)

SUTCLIFFE RESOURCES LTD.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Exploration Stage Company)
(Presented in Canadian Dollars)

NOTE 11	UNITED STATES ACCOUNTING PRINCIPLES (continued)

i)	The following table summarizes the effect on cash flows after considering the US GAAP adjustment:

	2004 $	2003 $	2002 $
Cash flows from operating activities
Per Canadian GAAP	106,984	(821,428)	(6,313)
Mineral Properties expensed as incurred	(190,595)	(129,585)	-
Per US GAAP	(83,611)	(951,013)	(6,313)
Cash flows from investing activities
Per Canadian GAAP	(228,095)	(129,585)	-
Mineral properties expensed	190,595	129,585	-
Per USA GAAP	(37,500)	-	-

j)

Under US GAAP, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Under Canadian GAAP, the effect of a change in tax rates is recognized in the period of substantive enactment. The application of this difference under US GAAP does not result in a material difference between future income taxes as recorded under Canadian GAAP. US GAAP requires the recordation of deferred tax assets and an offsetting allowance if the asset is not expected to be realized.